Form 10-K405, Exhibit 13
period 1995-07-02
BOWL AMERICA INC
filed 1995-09-29
CIK 13573

                  BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                               PRESIDENT'S LETTER

September 21, 1995

Dear Fellow Owners,

Bowling Alone...the words that took us from our occasional appearances on the sports or business pages to the editorial and features sections. "Bowling
Alone: Democracy in America at the End of the Twentieth Century" is the title of a paper delivered at a Nobel Symposium in Sweden by a Harvard political science professor, Robert Putnam. The paper has since been cited by Newt Gingrich, Barbara Mikulski, and George Will among others, and even presented at Camp David.

Putnam concluded that our society is endangered by the membership decline in face to face groups. He cites PTAs, the Federation of Women's Clubs and the Boy Scouts among these groups, but clearly the reference that caught everyone's attention was his inclusion of bowling leagues. Putnam noted that during the period he was studying total bowling participation increased while league mem-bership declined. William Powers, writing in The Washington Post, argued per-suasively not to worry---we were really individualists all along. George Will, whose son Jon is a regular Bowl America bowler, felt that the first sign of the success of conservatism would be increased participation in bowling leagues. With an election year approaching such a burden is almost too much to bear.

Dr. Putnam designates bowling leagues as sites of democrary because of the interaction among the members that spreads beyond their immediate involvement in the competition, building what he calls social capital. He feels that participating together builds patterns of cooperation that are vital to our ability to deal with community problems. Those of you who have visited this space in the past will know how pleased we are to see a public discussion of the value of being a participant, rather than a spectator, particularly when every state in which we operate is considering public financing of spectator sports venues. Our experience is consistent with all of the recent economic studies, which suggests that such funding simply results in a shift in recreation spending from doing to watching.

Nothing in this review of how people spend their leisure time suggests any change in the observations we have shared previously with you. People adjust their recreation activities to accommodate changes in their schedules. They do not increase their total recreation expenditures as more options become available; rather they reorder their priorities. They change their total recreation expenditures as their expectations of their earnings change, except in the case of gambling, which often diverts money from other activities.

There is of course an interrelation among these influences. When members of our daytime ladies leagues started to go back to work in the late seventies they had more money to spend on recreation, but were no longer available when we had the most open lanes. And over the last few years the decline in construction work gave some of our best customers more time off, but their reduced earnings expectations meant they were no longer bowling as much. Contrary to the view I expressed here only last year, it is clear now that people in the Washington area have continuing concerns about their future earnings, particularly if they are in any way dependent on the federal government.

We will also face the problem that many of our customers will reorder their priorities because of actions beyond our control. In Maryland, for all practical purposes, you can no longer smoke in a bowling center. We have already seen a dramatic decline in league bowling in the centers effected, as smokers find the restriction limits their enjoyment of the game, and there has been no increase in "non-smoking" traffic.

As recently as 1992 I reported to you that we built our service concept around the league bowler, becoming the bowling centers for people who loved to bowl. Our theory was that you needed regular participation to develop the skills to make the game most interesting. But variety in itself is an attribute of fun and there is a substantial group of people that would rather be Jacks of all Trades. In any case, we must adapt to the fact that it is getting more diff-icult to recruit league bowlers by making our leagues more attractive, and by finding non-league promotions that rely on something other than price reductions to generate sales.

Our physical facilities are better than they have ever been and they are near our potential customers. We have been using independent shoppers who have reported that our service is better than it has ever been. Male and female bowlers skills overlap to such an extent that leagues can be organized without regard to gender. Almost anyone can be taught to bowl. And over 95% of adults do not currently bowl in a league.

That's a great potential for a great game whose importance to the community is being recognized anew. It's a potential we have the staff, the facilities and the commitment to realize.


Leslie H. Goldberg
Leslie H. Goldberg, President

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operating activities in fiscal 1995 was $4,272,000 which was sufficient to meet day-to-day cash needs. Short-term investments consist-ing mainly of U.S. Treasury Bills and Notes, and cash totaled $7,635,000 at the end of fiscal 1995 compared to $8,470,000 at the end of fiscal 1994.

On September 1, 1994, the Company opened Bowl America Gaithersburg, a 48-lane center with a 170-seat, full service, diner-style restaurant. Of the approxi-mately $5 million cost for land, construction and equipment, $1.6 million was spent in fiscal 1995. This location is contributing to cash flow. Additional expenditures of over $1 million were made in the fiscal year as part of our ongoing modernization process.

In July 1993, the Company paid $1.8 million in cash for an existing 32-lane center in Orange Park, Florida, which immediately began contributing to cash flow.

During fiscal 1996 the Company plans to expand one bowling center and continue our capital improvements program. Cash and cash flow are adequate to finance all currently planned construction. The Company has maintained its fiscal year end 1994 position in telecommunications stocks as a further source of expansion capital.

Cash dividends paid to shareholders during fiscal 1995 (the twenty-third consecutive year of increased dividends) were over $2 million. A two-for-one stock split in the form of a dividend was paid February 15, 1995.

The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective July 4, 1994. Upon application of this standard our investment in telecommunications stocks is listed at market value. The net effect of the implementation was to increase stockholders' equity by approximately $1.3 million.

RESULTS OF OPERATIONS

The Company operated one more bowling center during the peak season of fiscal 1995 than in fiscal 1994 and two more than in fiscal 1993. Bowl America Gaith-ersburg, which opened in September 1994, is a unique location. In addition to offering a full service restaurant, the location is open 24 hours a day impact-ing both revenues and expenses to a greater extent than any other new location. A center was closed in May 1995 at the expiration of its lease. In addition to the purchased center mentioned above, a new 32-lane center opened in February 1993. A leased center was closed in September 1992. Fiscal 1995 and 1993 were 52-week years while fiscal 1994 was a 53-week year. It is the change in the number of operating centers more than any other factor which is responsible for the differences discussed below.

Operating revenues increased 5% in 1995 versus a 3% increase in fiscal 1994. Bowling and related services revenue was up 4% in each year. This year the impact of the new center was greater than the loss of the fifth-third week. In the prior year bowling income increased as a result of a higher average price per game. Uncharacteristic weather conditions continue to have an effect on our results. Mild, precipitation-free weather such as we had in fiscal 1995 historically reduces open play games. But is was the unusual cold, snow and ice which caused a loss of games in fiscal 1994.

Food and merchandise sales were up 6% in the current year compared to a 2% increase in the prior year. Food and beverage sales were up 5% in the current year versus a slight increase in the prior year. Diner.X.Press, the full service restaurant at our Gaithersburg location was the reason for the current year increase. Sales at comparable locations actually declined partially as a result of decreased traffic. Sales of alcoholic beverages have declined over the past two years reflecting a national trend away from alcohol consumption.

Cost of food and merchandise sales increased 11% in the current year due to higher sales and higher costs primarily at Diner.X.Press where we promoted heavily to establish our menu and market presence. There was no increase in cost in the prior period mainly due to improved portion and inventory control.

Operating expenses increased 11% in 1995 versus an increase of 5% in the prior year. Approximately half the increase in both years can be attributed to the increase in employee compensation and benefits brought about by staffing new locations in each year.

Maintenance and supply costs were up in both years mainly as a result of the new locations. Utility costs were up 8% in the current year with Gaithersburg accounting for all of the increase. Utility costs were up 9% in the prior year partially due to extreme winter and summer temperatures in fiscal 1994.

Advertising costs increased 13% in the current year versus a 6% increase in the prior year. Media campaigns to promote bowling were conducted in both years and in the current year we increased advertising to promote our new center and Diner.X.Press restaurant.

Insurance expenses increased 25% in fiscal 1995 versus a 10% decline in the prior year period. The current year increase results from an industry wide upward trend in premiums brought about by the multiple disasters in the United States in the past several years and the additional premium for Gaithersburg.

Depreciation expense increased 13% and 21% in fiscal 1995 and 1994 respectively substantially due to our opening new locations in both years.

Income tax percentages were 36.1% in 1995, 37.3% in 1994 and 37.2% in 1993, the difference from statutory rates being primarily for the partial exclusion of dividends received on investments and the state income tax exemption for interest on U.S. Government obligations.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                       CONSOLIDATED SUMMARY OF OPERATIONS

Selected Financial Data

                                      For the Years Ended
                        July 2,     July 3,    June 27,    June 28,    June 30,
                         1995        1994        1993        1992        1991
                     ___________________________________________________________
Operating Revenues   $29,493,578 $28,171,010 $27,234,560 $25,984,500 $26,423,399
Operating Expenses    24,967,878  22,568,589  21,530,864  20,890,788  20,694,541
Interest and dividend
 Income                  593,207     479,938     620,745     817,905     895,062
                      __________  __________  __________  __________  __________
Earnings before pro-
 vision for income
 taxes                 5,118,907   6,082,359   6,324,441   5,911,617   6,623,920
Provision for income
 taxes                 1,849,000   2,265,000   2,350,000   2,195,000   2,485,000
                      __________  __________  __________  __________  __________
Net Earnings         $ 3,269,907 $ 3,817,359 $ 3,974,441 $ 3,716,617 $ 4,138,920

Weighted Average
 Shares Outstanding    5,747,746   5,760,568   5,783,648   5,784,616   5,753,816

Earnings Per Share        $.57        $.66        $.69        $.64        $.72

Net Cash Provided by
 Operating Activities $4,271,585  $6,621,007  $4,879,381  $4,357,103  $5,416,779
Dividends Paid        $2,069,302  $2,017,736  $1,937,832  $1,851,323  $1,755,029
Dividends Paid Per
 Share-Class A            $.36        $.35        $.335       $.32        $.305
      -Class B            $.36        $.35        $.335       $.32        $.305
Total Assets         $36,584,745 $33,594,994 $31,611,489 $29,470,784 $28,289,372
Stockholders' Equity $32,443,501 $29,947,687 $28,451,547 $26,474,223 $24,482,386
Net Book Value Per
 Share                  $5.64        $5.20        $4.92      $4.58        $4.25
Net Earnings as a %
 of Beginning Stock-
 holders' Equity        10.9%        13.4%        15.0%      15.2%        18.8%
Lanes in Operation       936          936          904        912          896
Centers in Operation      25           25           24         24           24

All share and per share amounts have been adjusted to reflect the declaration of a two-for-one stock split effective February 15, 1995.

Market Information
The principal market on which the Company's Class A Common Stock is traded is the American Stock Exchange. The Company's Class B Common Stock is not listed on any exchange and is not traded. This stock can be converted to Class A Common Stock at any time. The table below presents the price range of the Company's Class A stock in each quarter of fiscal 1995 and 1994.

       1995        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High        9 7/16     8 13/16      8 1/4        8
       Low         8 3/8      7 7/8        7 3/8        7 1/2

       1994        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High        11 1/4      10 15/16    9 7/8       10
       Low         10 11/16     9 1/2      9 9/16       9 7/16

Holders
The approximate number of holders of record of the Company's Class A Common Stock as of July 2, 1995 is 653 and of the Company's Class B Common Stock is 36.

Dividends
The table below presents the dividends per share of Class A and Class B stock paid, and the quarter in which the payment was made during fiscal 1995 and 1994. Dividends per share have been adjusted to give retroactive effect to the two-for-one stock split paid February 1995.

                        Class A Common Stock
              Quarter            1995              1994
              ___________________________________________
              First            9 cents          8.5 cents
              Second           9 cents          8.5 cents
              Third            9 cents            9 cents
              Fourth           9 cents            9 cents

                        Class B Common Stock
              Quarter            1995              1994
              ___________________________________________
              First            9 cents          8.5 cents
              Second           9 cents          8.5 cents
              Third            9 cents            9 cents
              Fourth           9 cents            9 cents

See notes to consolidated financial statements.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                             July 2, 1995         July 3, 1994
                                             ____________         ____________

ASSETS
Current Assets
  Cash and cash equivalents (Note 2)          $   973,678          $ 3,468,677
  Short-term investments (Note 3)               6,660,958            5,001,435
  Inventories                                     617,130              586,435
  Prepaid expenses and other                      562,217              373,674
  Income taxes refundable                         444,626                 -
                                               __________           __________
Total Current Assets                            9,258,609            9,430,221
Property, Plant and Equipment, Net (Note 5)    23,399,267           22,449,044
Other Assets
  Noncurrent marketable securities (Note 4)     3,093,555              857,782
  Cash surrender value-officers'life insurance    347,312              314,016
  Other long-term assets                          486,002              498,931
                                               __________           __________
TOTAL ASSETS                                  $36,584,745          $33,549,994

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                             July 2, 1995         July 3, 1994
                                            _____________         ____________

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                            $   693,280          $   768,812
  Accrued expenses and payroll deductions       1,047,266            1,260,954
  Income taxes payable                               -                 112,676
  Other current liabilities                       441,698              413,865
  Current deferred income taxes (Note 9)           72,000               11,000
                                               __________           __________
Total Current Liabilities                       2,254,244            2,567,307
Noncurrent Deferred Income Taxes (Note 9)       1,887,000            1,035,000

TOTAL LIABILITIES                               4,141,244            3,602,307
                                               __________           __________

Commitments (Note 6)
Stockholders' Equity (Note 7)
  Preferred stock,
   par value $10 a share: Authorized
   and unissued 2,000,000 shares
  Common stock,
   par value $.10 per share
   Authorized 10,000,000 shares
    Class A issued
     4,206,931 and 1,333,019 shares               420,693             133,302
    Class B issued
     1,536,146 and 1,543,046                      153,614             154,304
  Additional paid-in capital                    4,944,585           5,257,734
  Unrealized gain on securities
   available-for-sale, net of tax               1,385,940                -
  Retained earnings                            25,538,669          24,402,347
                                               __________          __________
TOTAL STOCKHOLDERS' EQUITY                    $32,443,501         $29,947,687

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $36,584,745         $33,549,994

See notes to consolidated financial information.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                   For the Years Ended
                                 July 2, 1995     July 3, 1994    June 27, 1993
                                 ______________________________________________
Operating Revenues
 Bowling and other                $20,558,584      $19,713,148      $18,911,466
 Food and merchandise sales         8,934,994        8,457,862        8,323,094
                                   __________       __________       __________
                                   29,493,578       28,171,010       27,234,560

Operating Expenses
 Compensation and benefits         12,760,142       11,503,091       11,047,527
 Cost of bowling and other          6,776,985        6,095,296        5,867,945
 Cost of food and mdse sales        2,688,905        2,433,906        2,433,634
 Depreciation and amortization      1,941,730        1,714,920        1,415,571
 General and administrative           800,116          821,376          766,187
                                   __________       __________       __________
                                   24,967,878       22,568,589       21,530,864

Operating Income                    4,525,700        5,602,421        5,703,696
 Interest and dividend income         593,207          479,938          620,745
                                   __________       __________       __________
Earnings before provision
 for income taxes                   5,118,907        6,082,359        6,324,441
Provision for income taxes(Note 9)
 Current                            1,786,000        2,255,000        2,240,000
 Deferred                              63,000           10,000          110,000
                                   __________       __________       __________
                                    1,849,000        2,265,000        2,350,000

Net Earnings                      $ 3,269,907      $ 3,817,359      $ 3,974,441
Earnings Per Share                    $.57             $.66             $.69

See notes to consolidated financial statements.

                                       BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                 COMMON STOCK                               Net Unrealized
                                     _______________________________________   Additional   Gain on Avail-
                                     Class A    Class A   Class B    Class B    Paid-In     able-for-Sale    Retained
                                     Shares     Amount    Shares     Amount     Capital       Securities     Earnings

Balance June 28, 1992               1,349,833  $134,983  1,543,046  $154,304   $5,277,595          -       $20,907,341
 Purchase of stock                     (2,784)     (278)      -         -          (5,624)                     (53,383)
 Cash dividends paid(33.5 cents/sh)      -         -          -         -            -                      (1,937,832)
 Net earnings for the year               -         -          -         -            -                       3,974,441
______________________________________________________________________________________________________________________
Balance June 27, 1993               1,347,049  $134,705  1,543,046  $154,304   $5,271,971          -       $22,890,567
 Issuance of stock to ESOP                800        80       -         -          15,720                         -
 Purchase of stock                    (14,830)   (1,483)      -         -         (29,957)                    (287,843)
 Cash dividends paid(35 cents/sh)        -         -          -         -            -                      (2,017,736)
 Net earnings for the year               -         -          -         -            -                       3,817,359
______________________________________________________________________________________________________________________
Balance July 3, 1994                1,333,019  $133,302  1,543,046  $154,304   $5,257,734          -       $24,402,347
 Adoption of SFAS No.115                 -         -          -         -            -       $1,337,267           -
 Two-for-one stock split            2,872,553   287,255       -         -        (287,255)         -              -
 Stock issuance cost                     -         -          -         -         (17,500)         -              -
 Conversion from Class B to Class A     6,900       690     (6,900)     (690)        -             -              -
 Purchase of stock                     (5,541)     (554)      -         -          (8,394)         -           (64,283)
 Cash dividends paid(36 cents/sh)        -         -          -         -            -             -        (2,069,302)
 Change in unrealized gain on
  available-for-sale securities          -         -          -         -            -           48,673           -
 Net earnings for the year               -         -          -         -            -             -         3,269,907
______________________________________________________________________________________________________________________
Balance July 2, 1995                4,206,931  $420,693  1,536,146  $153,614   $4,944,585    $1,385,940    $25,538,669

See notes to consolidated financial statements.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               July 2,     July 3,     June 27,
                                                1995        1994         1993
Cash Flows From Operating Activities
 Net earnings                                $3,269,907  $3,817,359  $3,974,441
  Adjustments to reconcile net
  earnings to net cash provided
  by operating activities:
   Depreciation and amortization              1,941,730   1,714,920   1,415,571
   Increase in deferred income taxes             63,167      10,427     110,000
   Loss (gain) on disposition of assets-net      21,779       4,132     (17,911)
 Changes in assets and liabilities:
  (Increase) decrease in inventories            (30,695)     48,575    (137,668)
  (Increase) decrease in prepaid expenses
    and other                                  (188,543)    294,265    (135,356)
  Decrease(increase)in other long-term assets    12,929    (207,924)    124,238
  (Decrease) increase in accounts payable       (75,532)     27,487      97,915
  (Decrease) increase in accrued expenses and
    payroll deductions                         (213,688)    204,845     (25,821)
  (Decrease) increase in income taxes payable
    or refundable                              (557,302)    619,991    (531,291)
  Increase in other current liabilities          27,833      86,930       5,263
                                              _________   _________   _________
Net cash provided by operating activities    $4,271,585  $6,621,007  $4,879,381
                                              _________   _________   _________
Cash flows from investing activities
  Expenditures for property,plant,equipment  (2,913,732) (5,447,576) (2,870,928)
  Net (increase) decrease in short-term
   investments                               (1,659,523)  1,654,639   1,233,790
  Other                                         (33,296)    (15,452)    (13,366)
                                              _________   _________   _________
Net cash used in investing activities        (4,606,551) (3,808,389) (1,650,504)
                                              _________   _________   _________
Cash flows from financing activities
  Payment of cash dividends                  (2,069,302) (2,017,736) (1,937,832)
  Stock issuance cost                           (17,500)       -           -
  Sale of Class A Common Stock to ESOP             -         15,800        -
  Purchase of Class A Common Stock              (73,231)   (319,283)    (59,285)
                                              _________   _________   _________
Net cash used in financing activities        (2,160,033) (2,321,219) (1,997,117)
                                              _________   _________   _________
Net(Decrease)Increase in Cash and Equivalents(2,494,999)    491,399   1,231,760
Cash and Cash Equivalents, Beginning of Year  3,468,677   2,977,278   1,745,518
                                              _________   _________   _________
Cash and Cash Equivalents, End of Year       $  973,678  $3,468,677  $2,977,278
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for
   Income taxes                              $2,268,126  $1,635,009  $2,820,229
   Interest                                      $1,528      $1,528      $4,751
See notes to financial information.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
    Bowl America Incorporated is engaged in the operation of 25 bowling centers, with food and beverage service in each center. Fourteen centers are located in metropolitan Washington D.C., three centers in metropolitan Baltimore, Maryland, two centers in metropolitan Orlando, Florida, three centers in metropolitan Richmond, Virginia, and three centers in metropolitan Jacksonville, Florida. These 25 centers contain a total of 936 lanes.

Principles of Consolidation
    The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiary corporations. All significant inter-company items have been eliminated in the consolidated financial statements.

Fiscal Year
    The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 1995 ended July 2, 1995, fiscal year 1994 ended July 3, 1994, and fiscal year 1993 ended June 27, 1993. Fiscal year 1994 consisted of 53 weeks. Fiscal years 1995 and 1993 each consisted of 52 weeks.

Depreciation and Amortization
    Depreciation and amortization for financial statement purposes are calcu-lated by use of the straight-line method. Amortization of leasehold improve-ments is calculated over the estimated useful life of the asset or term of the lease, whichever is shorter. The categories of property, plant, and equipment and the ranges of estimated useful lives on which depreciation and amortization rates are based are as follows:

              Bowling lanes and equipment             3-10 years
              Building and building improvements     10-30 years
              Leasehold improvements                    10 years

    Maintenance and repairs and minor replacements are charged to expense when incurred. Major replacements and betterments are capitalized. The accounts are adjusted for the sale or other disposition of property, and the resulting gain or loss is credited or charged to income.

Inventories
    Inventories are stated at the lower of cost (first-in, first-out method) or market.

Income Taxes
    Prior to June 28, 1993, the Company accounted for income taxes under APB Opinion 11. Under the provisions of APB 11, deferred income taxes result from the recognition of the income tax effect of timing differences in reporting transactions for financial reporting and income tax purposes. Such timing differences relate principally to depreciation of equipment, leasehold improve-ments, and deferred compensation arrangements.
    Effective June 28, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allow-ances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Fair Value of Financial Instruments
    The fair value of the noncurrent marketable security portfolio is disclosed in Note 4. The cost of all other financial instruments approximates fair value.

Investment Securities
    Effective July 4, 1994, the Company adopted Statement of Financial Account-ing Standards No. 115 (SFAS No. 115) entitled "Accounting for Certain Invest-ments in Debt and Equity Securities". The standard requires debt and equity securities to be segregated into the following three categories: trading, held-to-maturity and available-for-sale. Trading securities are purchased and held principally for the purpose of reselling them within a short period of time. Their unrealized gains and losses are included in earnings. Debt securities classified as held-to-maturity will be accounted for at amortized cost, and require the Company to have both the positive intent and ability to hold those securities to maturity. Securities not classified as either trading or held-to-maturity are considered to be available-for-sale. Unrealized gains and losses for available-for-sale securities are excluded from earnings and reported, net of deferred taxes, as a separate component of stockholders' equity until realized. Realized gains and losses on the sale of debt and equity securities are reported in earnings and determined using the adjusted cost of the specific security sold. The impact of the adoption of SFAS No. 115 is shown on the Consolidated Statements of Stockholders' Equity.

Earnings Per Share
    For the years ended July 2, 1995, July 3, 1994, and June 27, 1993, earnings per share have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,747,746, 5,760,568 and 5,783,648, respectively. As discussed in Note 7, during the year ended July 2, 1995, the Company declared a 2-for-1 stock split in the form of a dividend. Prior year amounts have been restated to reflect the impact of this transaction.

Cash and Cash Equivalents
    For purposes of the Consolidated Statements of Cash Flows, the Company considers money market funds, certificates of deposits, repurchase agreements and treasury securities with original maturities of three months or less to be cash equivalents.

2.  CASH AND CASH EQUIVALENTS
    Cash and cash equivalents consisted of the following:

                                               July 2,        July 3,
                                                1995           1994
     Demand deposits and cash on hand        $ 458,180      $  530,536
     Money market funds                        179,498         826,141
     Repurchase agreements                     336,000       2,112,000
                                              ________       _________
                                             $ 973,678      $3,468,677

3.  SHORT-TERM INVESTMENTS
    Short-term investments consist of certificates of deposits, U.S. Treasury securities, and a mutual fund which invests in mortgage backed securities with maturities of generally three months to one year. The Company has classified the debt and equity securities as available for sale. The cost of these invest-ments approximates fair value.

4.  NONCURRENT MARKETABLE SECURITIES
    At July 2, 1995, noncurrent marketable securities are carried at fair value in accordance with the provisions of SFAS No. 115. At July 3, 1994, noncurrent marketable securities were carried at the lower of cost or market value. At July 3, 1994, the market value of securities was $3,015,049 and the cost was $857,782.
    This portfolio was comprised of the following individual stocks as of July 2, 1995:

               6,194 shares of American Telephone and Telegraph
               8,112 shares of Ameritech
               5,304 shares of Bell Atlantic
               6,893 shares of Bell South
               5,324 shares of NYNEX
               5,424 shares of Pactel Group
               8,148 shares of Southwestern Bell
               5,612 shares of US West
              16,000 shares of Sprint Corporation
               5,424 shares of Air Touch Communications

    A summary of the amortized cost and approximate fair values of equity securities available-for-sale shown in the table above as of July 2, 1995, is as follows:

                                   Original      Unrealized        Fair
                                     Cost           Gain          Value
July 2, 1995
Securities available-for-sale      $857,782      $2,235,773      $3,093,555


5.  PROPERTY, PLANT, AND EQUIPMENT
    Property, plant, and equipment, as cost, consist of the following:

                                                1995           1994
Bowling lanes and equipment                 $17,069,097     $16,205,762
Buildings and building improvements          15,052,465      12,370,257
Leasehold improvements                        1,029,037       1,326,206
Land                                          7,698,228       7,462,563
Bowling lanes and equipment not yet in use      515,407       2,150,472
                                             __________      __________
                                             41,364,234      39,515,260
Less accumulated depreciation and
  amortization                               17,964,967      17,066,216
                                             __________      __________
                                            $23,399,267     $22,449,044

6.  COMMITMENTS
Lease Commitments
    The Company and its subsidiaries are obligated under long-term real estate lease agreements for nine bowling centers. Certain of the Company's real estate leases provide for additional annual rents based upon total gross revenues and increases in real estate taxes and insurance. Generally, the leases contain renewal options ranging from 5 to 10 years.
     At July 2, 1995, the minimum fixed rental commitments related to all noncancelable leases, were as follows:

           Year Ending
           1996                                     $  534,000
           1997                                        524,484
           1998                                        400,000
           1999                                        400,000
           2000                                        400,000
           Thereafter                                1,291,630
                                                     _________
           Total minimum lease payments             $3,550,114

    Net rental expense was as follows:
                                            For the Years Ended
                                           1995      1994      1993
Minimum rental under operating leases    $581,000  $498,000  $512,827
Excess percentage rentals                 181,899   265,485   260,403
                                          _______   _______   _______
                                         $762,899  $763,485  $773,230

7.  STOCKHOLDERS' EQUITY
    The Company declared a 2-for-1 stock split in the form of a dividend effective February 15, 1995, wherein both Class A and Class B stockholders received one share of Class A common stock for each share of Class A and Class B common stock held as of the date of record. All prior years earnings per share and dividends per share have been restated to reflect the impact of this transaction.
    The Class A shares have one vote per share voting power. The Class B shares may vote ten votes per share and are convertible to Class A shares at the option of the stockholder.

8.  PROFIT-SHARING AND ESOP PLAN
    The Company has a profit-sharing plan which, generally, covers all individ-uals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended July 2, 1995, July 3, 1994, and June 27, 1993, contributions in the amount of $130,000, $155,000, and $165,000, respectively, were charged to operations.
    Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. In fiscal years 1994 and 1993, the contributions were allocated to participants based on compensation and years of service. Fiscal year 1995 contributions were allocated based on compensation only in order to comply with Internal Revenue Service code requirements. The Company's contributions to the Plan for fiscal years 1995, 1994, and 1993 were $130,000, $155,000, and $165,000, respectively.

9.  INCOME TAXES
    Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

                                 For the Years Ended
                                       1995     %          1994     %          1993    %
Taxes computed at statutory rate   $1,740,000  34.0%   $2,067,000  34.0%   $2,150,310  34.0%
State income taxes, net of Federal
 income tax benefit                   190,000   3.7       232,000   3.8       225,720   3.6
Dividends received exclusion          (29,000) (0.6)      (29,000) (0.5)      (29,009) (0.5)
All other-net                         (52,000) (1.0)       (5,000)   -          2,979   0.1
                                    _________  ____     _________  ____     _________  ____
                                   $1,849,000  36.1%   $2,265,000  37.3%   $2,350,000  37.2%

    The significant components of the Company's deferred tax assets and liabil-ities were as follows:
                                                 1995             1994
         Deferred tax assets:
            Accrued expenses                 $   70,000       $   78,000
         Deferred tax liabilities:
            Property, plant and equipment     1,037,000        1,035,000
            Unrealized gain on available-
              for-sale securities               850,000             -
            Prepaid expenses                     79,000           51,000
            Other                                63,000           38,000
                                              _________        _________
         Total deferred tax liabilities       2,029,000        1,124,000
                                              _________        _________
         Net deferred income taxes           $1,959,000       $1,046,000

10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following summary represents the results of operations for each of the quarters in fiscal 1995 and 1994 (dollars in thousands, except for earnings per share):

                                              Earnings
                                               Before
                                              Provision           Earnings
                         Operating    Gross  for Income   Net        Per
                         Revenues     Profit   Taxes    Earnings    Share
1995
July 2, 1995              $6,242     $  628    $  814    $  578      $.10
April 2, 1995              9,373      2,592     2,765     1,722       .30
January 1, 1995            8,148      1,582     1,701     1,062       .19
October 2, 1994            5,731       (276)     (161)      (92)     (.02)

1994

July 3, 1994              $6,660     $1,013    $1,148    $  725      $.12
March 27, 1994             8,461      2,682     2,818     1,765       .31
December 26, 1993          7,599      1,868     1,968     1,236       .21
September 26, 1993         5,451         39       148        91       .02

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bowl America Incorporated
Alexandria, Virginia

    We have audited the accompanying consolidated balance sheets of Bowl America Incorporated and subsidiaries as of July 2, 1995 and July 3, 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended July 2, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bowl America Incorporated and subsidiaries as of July 2, 1995 and July 3, 1994, and the results of their operations and their cash flows for each of the three years in the period ended July 2, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements effective July 4, 1994, the Company changed its method of accounting for investment securities and effective June 28, 1993, the Company changed its method of accounting for income taxes.


Deloitte and Touche LLP
McLean, Virginia

August 30, 1995