Form 10-K405, Exhibit 13
period 1996-06-30
BOWL AMERICA INC
filed 1996-09-27
CIK 13573

                  BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                               PRESIDENT'S LETTER

September 16, 1996

Dear Fellow Employees and Owners:

     About the time I start this message each year, the papers are filled with predictions about programming for the new fall TV season and a review of the successes and failures of the summer movie season. The number of times that companies with enormous financial resources and stables of previously successful executives "get it wrong" when it comes to predicting the public taste is a measure of the difficulty of the task.
     Part of the problem is that the search for something new is an element of entertainment. Many of us have difficulty in describing what we WILL like beyond saying "I'll know it when I see it". This uncertainty about recrea-tion spending led Bowl America to develop its approach to the allocation of our resources.
     In our 1982 message, we reviewed this policy of balancing an uncertain market with a stable financial structure in order to create a stronger company. People often react to a strong balance sheet the way they do to an insurance premium for a catastrophe that didn't happen. In our case, we paid little for our security and flexibility for expansion and modernization because of the earnings received over the years from the investment of our reserves.
     We still need that financial strength. We have just finished a poor year. Some of the factors that caused these results--such as the Blizzard of '96-- are one-time events (although as I write this, we are clearing up from hurricane Fran). But some of our other problems seem longer lasting. These include the national decline in league participation, the effect of government downsizing in the Washington metropolitan area and restrictive smoking regulations.
     But the variety of factors that have contributed to our drop in earnings should not obscure the fact that we must work harder at increasing our busi-ness at every center. Where we fall short, we must tailor our expenses to the business we produce.
     The pendulum will probably swing back towards group recreational activity. Bowling should be part of any such rebound just as it was after the upsurges of interest in radio and television and VCRs. Because the timing of such a move is unpredictable, Bowl America must maintain its facilities in a way that will attract tomorrow's customers. In this regard, we have continued to upgrade our bowling centers. We have replaced the last black and white scoring screens with the latest color models and the 16 lane addition at Bowl America Dranes-ville will open shortly.
     Our focus remains on building a profitable company from which the owners receive continuing income. We have never viewed Bowl America as a trading vehicle and those of you who have read these reports will know that we distinguish between profiting from a business and profiting from trading paper. Both have their place, but there has been unanimous support for our direction from the owners who have spoken at our annual meetings.

     Others have also recently expressed confidence in the future of operating bowling centers. Earlier this year a prominent Wall Street firm raised $1.5 billion to acquire an existing bowling company, and in September acquired 50 additional bowling centers for $100 million. It seems reasonable that those financial professionals believe an investment in bowling will be worth more in the future.
     That has been our belief for almost 40 years.


Leslie H. Goldberg
Leslie H. Goldberg, President

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operating activities in fiscal 1996 was $5,174,000 which was sufficient to meet day-to-day cash needs. Short-term investments consist-ing mainly of U.S. Treasury Bills and Notes, and cash totaled $8,881,000 at the end of fiscal 1996 compared to $7,635,000 at the end of fiscal 1995.

In July 1993, the Company paid $1.8 million in cash for an existing 32-lane center in Orange Park, Florida. On September 1, 1994, the Company opened Bowl America Gaithersburg, a 48-lane center with a 170-seat, full service, diner-style restaurant.

During fiscal 1996 the Company began the expansion of its Dranesville bowling center from 32 to 48 lanes. Through June 1996, approximately $500,000 of the $2.1 million projected cost had been paid. The expansion is expected to be completed during the second quarter of fiscal year 1997. As part of our capital improvements program, the Company spent $690,000 for updated autoscoring systems and building improvements at several locations. Additional expenditures are also planned as the Company continues to modernize other existing centers. Cash and cash flow are adequate to finance all currently planned construction. The Company has maintained its fiscal year end 1995 position in telecommunications stocks as a further source of expansion capital.

Cash dividends paid to shareholders during fiscal 1996 exceeded $2 million. During the fiscal year, the Company purchased 60,621 shares of its outstanding Class A stock at then current market prices totaling $428,000. A two-for-one stock split in the form of a dividend was paid February 15, 1995.

RESULTS OF OPERATIONS

The Company operated one less bowling center during the peak season of fiscal 1996 and 1994 than in fiscal 1995 as Bowl America Gaithersburg opened in the first quarter of fiscal 1995 and a center was closed in May 1995 at the expiration of its lease. This change in the number of operating centers is a significant factor in all of the differences discussed below. Fiscal 1996 and 1995 were 52-week years while fiscal 1994 was a 53-week year.

Operating revenues decreased 7% in 1996 versus a 5% increase in fiscal 1995. Bowling and related services revenue was down 8% in the current year compared to an increase of 4% in the prior year. The Blizzard of '96 and the continued winter cold and snow took a heavy toll on 20 of our 25 locations, especially in open play games and the attendant food and beverage sales.

Food, beverage and merchandise sales were down 6% in the current year compared to a 6% increase in the prior year. Food and non-alcoholic beverage sales in the current period at comparable centers were actually up slightly over last year. Diner.X.Press, the restaurant at our Gaithersburg location, was responsible for this increase as well as the 5% increase in food and beverage sales in the prior year period. The continuing decline in the sale of alcoholic beverages at our locations follows the national trend away from alcohol consumption.

Cost of food, beverage and merchandise sales declined 5% in the current year as a result of the decrease in sales. Last year's increase of 11% was due primarily to the increase in sales at Diner.X.Press.

Operating expenses decreased 5% in fiscal 1996 versus an increase of 11% in the prior year. Of these changes, approximately half was in employee compensation and benefits cost, resulting mainly from the differences in the number of centers in operation.

Advertising costs decreased 16% in the current year versus an increase of 13% in the previous period. In the current year our promotion campaigns used print media more extensively. In the prior year, in addition to our television advertisments, we promoted our new center and Diner.X.Press heavily.

Maintenance, supply and utility costs were all down in the current year after increasing in the two previous years.

Rent expense decreased 13% in fiscal 1996 versus a 4% decrease in the prior year. The current year decrease was the result of closing a leased center, mentioned above, and lower sales at some of our leased locations.

Insurance expense decreased 6% in the current period compared with a 25% increase last year. The prior period increase was related primarily to adding a location and an industry wide adjustment caused by multiple disasters in the past several years.

Income tax percentages were 37.6% in 1996, 36.1% in 1995, and 37.3% in 1994, the difference from statutory rates being primarily for the partial exclusion of dividends received on investments and the state income tax exemption for interest on U.S. Government obligations.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                       CONSOLIDATED SUMMARY OF OPERATIONS

Selected Financial Data

                                      For the Years Ended
                       June 30,     July 2,     July 3,    June 27,    June 28,
                         1996        1995        1994        1993        1992
                     ___________________________________________________________
Operating Revenues   $27,326,958 $29,493,578 $28,171,010 $27,234,560 $25,984,500
Operating Expenses    23,829,561  24,967,878  22,568,589  21,530,864  20,890,788
Interest and dividend
 Income                  663,550     593,207     479,938     620,745     817,905
                      __________  __________  __________  __________  __________
Earnings before pro-
 vision for income
 taxes                 4,160,947   5,118,907   6,082,359   6,324,441   5,911,617
Provision for income
 taxes                 1,567,000   1,849,000   2,265,000   2,350,000   2,195,000
                      __________  __________  __________  __________  __________
Net Earnings         $ 2,593,947 $ 3,269,907 $ 3,817,359 $ 3,974,441 $ 3,716,617

Weighted Average
 Shares Outstanding    5,728,183   5,747,746   5,760,568   5,783,648   5,784,616

Earnings Per Share        $.45        $.57        $.66        $.69        $.64

Net Cash Provided by
 Operating Activities $5,174,075  $4,271,585  $6,621,007  $4,879,381  $4,357,103
Dividends Paid        $2,177,956  $2,069,302  $2,017,736  $1,937,832  $1,851,323
Dividends Paid Per
 Share-Class A            $.38        $.36        $.35        $.335       $.32
      -Class B            $.36        $.35        $.335       $.335       $.32
Total Assets         $37,901,254 $36,584,745 $33,594,994 $31,611,489 $29,470,784
Stockholders' Equity $32,903,833 $32,443,501 $29,947,687 $28,451,547 $26,474,223
Net Book Value Per
 Share                   $5.79       $5.64       $5.20        $4.92      $4.58
Net Earnings as a %
 of Beginning Stock-
 holders' Equity          8.0%       10.9%        13.4%        15.0%      15.2%
Lanes in Operation        936         936          936          904        912
Centers in Operation       25          25           25           24         24

All share and per share amounts have been adjusted to reflect the declaration of a two-for-one stock split effective February 15, 1995.

Market Information
The principal market on which the Company's Class A Common Stock is traded is the American Stock Exchange. The Company's Class B Common Stock is not listed on any exchange and is not traded. This stock can be converted to Class A Common Stock at any time. The table below presents the price range of the Company's Class A stock in each quarter of fiscal 1996 and 1995.

       1996        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High        9          8 5/8        8 1/8        7 1/4
       Low         8          7 1/2        7            6 5/8

       1995        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High         9 7/16      8 13/16    8 1/4        8
       Low          8 3/8       7 7/8      7 3/8        7 1/2

Holders
The approximate number of holders of record of the Company's Class A Common Stock as of June 30, 1996 is 653 and of the Company's Class B Common Stock is 36.

Dividends
The table below presents the dividends per share of Class A and Class B stock paid, and the quarter in which the payment was made during fiscal 1996 and 1995. Dividends per share have been adjusted to give retroactive effect to the two-for-one stock split paid February 1995.

                        Class A Common Stock
              Quarter            1996              1995
              ___________________________________________
              First            9.5 cents          9 cents
              Second           9.5 cents          9 cents
              Third            9.5 cents          9 cents
              Fourth           9.5 cents          9 cents

                        Class B Common Stock
              Quarter            1996              1995
              ___________________________________________
              First            9.5 cents          9 cents
              Second           9.5 cents          9 cents
              Third            9.5 cents          9 cents
              Fourth           9.5 cents          9 cents

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                            June 30, 1996         July 2, 1995
                                             ____________         ____________

ASSETS
Current Assets
  Cash and cash equivalents (Note 2)          $ 2,120,862          $   973,678
  Short-term investments (Note 3)               6,760,166            6,660,958
  Inventories                                     685,777              617,130
  Prepaid expenses and other                      736,659              562,217
  Income taxes refundable                         204,662              444,626
                                               __________           __________
Total Current Assets                           10,508,126            9,258,609
Property, Plant and Equipment, Net (Note 5)    22,680,521           23,399,267
Other Assets
  Noncurrent marketable securities (Note 4)     3,855,282            3,093,555
  Cash surrender value-officers'life insurance    332,162              347,312
  Other long-term assets                          525,163              486,002
                                               __________           __________
TOTAL ASSETS                                  $37,901,254          $36,584,745

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                            June 30, 1996         July 2, 1995
                                            _____________         ____________

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                            $ 1,447,153          $   693,280
  Accrued expenses and payroll deductions         906,239            1,047,266
  Other current liabilities                       388,029              441,698
  Current deferred income taxes (Note 9)          114,000               72,000
                                               __________           __________
Total Current Liabilities                       2,855,421            2,254,244
Noncurrent Deferred Income Taxes (Note 9)       2,142,000            1,887,000

TOTAL LIABILITIES                               4,997,421            4,141,244
                                               __________           __________

Commitments (Note 6)
Stockholders' Equity (Note 7)
  Preferred stock,
   par value $10 a share: Authorized
   and unissued 2,000,000 shares
  Common stock,
   par value $.10 per share
   Authorized 10,000,000 shares
    Class A issued
     4,146,310 and 4,206,931 shares               414,631             420,693
    Class B issued 1,536,146                      153,614             153,614
  Additional paid-in capital                    4,908,819           4,944,585
  Unrealized gain on securities
   available-for-sale, net of tax               1,858,212           1,385,940
  Retained earnings                            25,568,557          25,538,669
                                               __________          __________
TOTAL STOCKHOLDERS' EQUITY                    $32,903,833         $32,443,501

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $37,901,254         $36,584,745

See notes to consolidated financial information.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                   For the Years Ended
                                 June 30, 1996    July 2, 1995     July 3, 1994
                                 ______________________________________________
Operating Revenues
 Bowling and other                $18,949,937      $20,558,584      $19,713,148
 Food and merchandise sales         8,377,021        8,934,994        8,457,862
                                   __________       __________       __________
                                   27,326,958       29,493,578       28,171,010

Operating Expenses
 Compensation and benefits         12,069,124       12,760,142       11,503,091
 Cost of bowling and other          6,396,141        6,776,985        6,095,296
 Cost of food and mdse sales        2,542,485        2,688,905        2,433,906
 Depreciation and amortization      2,034,605        1,941,730        1,714,920
 General and administrative           787,206          800,116          821,376
                                   __________       __________       __________
                                   23,829,561       24,967,878       22,568,589

Operating Income                    3,497,397        4,525,700        5,602,421
 Interest and dividend income         663,550          593,207          479,938
                                   __________       __________       __________
Earnings before provision
 for income taxes                   4,160,947        5,118,907        6,082,359
Provision for income taxes(Note 9)
 Current                            1,559,000        1,786,000        2,255,000
 Deferred                               8,000           63,000           10,000
                                    _________       __________       __________
                                    1,567,000        1,849,000        2,265,000
Net Earnings                      $ 2,593,947      $ 3,269,907      $ 3,817,359
Earnings Per Share                    $.45             $.57             $.66

See notes to consolidated financial statements.

                                       BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                 COMMON STOCK                               Net Unrealized
                                     _______________________________________   Additional   Gain on Avail-
                                     Class A    Class A   Class B    Class B    Paid-In     able-for-Sale    Retained
                                     Shares     Amount    Shares     Amount     Capital       Securities     Earnings

Balance June 27, 1993               1,347,049  $134,705  1,543,046  $154,304   $5,271,971          -       $22,890,567
 Issuance of stock to ESOP                800        80       -         -          15,720                         -
 Purchase of stock                    (14,830)   (1,483)      -         -         (29,957)                    (287,843)
 Cash dividends paid(35 cents/sh)        -         -          -         -            -                      (2,017,736)
 Net earnings for the year               -         -          -         -            -                       3,817,359
______________________________________________________________________________________________________________________
Balance July 3, 1994                1,333,019  $133,302  1,543,046  $154,304   $5,257,734          -       $24,402,347
 Adoption of SFAS No.115                 -         -          -         -            -       $1,337,267           -
 Two-for-one stock split            2,872,553   287,255       -         -        (287,255)         -              -
 Stock issuance cost                     -         -          -         -         (17,500)         -              -
 Conversion from Class B to Class A     6,900       690     (6,900)     (690)        -             -              -
 Purchase of stock                     (5,541)     (554)      -         -          (8,394)         -           (64,283)
 Cash dividends paid(36 cents/sh)        -         -          -         -            -             -        (2,069,302)
 Change in unrealized gain on
  available-for-sale securities          -         -          -         -            -           48,673           -
 Net earnings for the year               -         -          -         -            -             -         3,269,907
______________________________________________________________________________________________________________________
Balance July 2, 1995                4,206,931  $420,693  1,536,146  $153,614   $4,944,585    $1,385,940    $25,538,669
 Purchase of stock                    (60,621)   (6,062)      -         -         (35,766)                    (386,103)
 Cash dividends paid(38 cents/sh)        -         -          -         -            -                      (2,177,956)
 Change in unrealized gain on
  available-for-sale securities          -         -          -         -            -          472,272           -
 Net earnings for the year               -         -          -         -            -             -         2,593,947
 _______________________________________________________________________________________________________________________
 Balance June 30, 1996              4,146,310  $414,631  1,536,146  $153,614   $4,908,819    $1,858,212    $25,568,557
     See notes to consolidated financial statements.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              June 30,     July 2,     July 3,
                                                1996        1995         1994
Cash Flows From Operating Activities
 Net earnings                                $2,593,947  $3,269,907  $3,817,359
  Adjustments to reconcile net
  earnings to net cash provided
  by operating activities:
   Depreciation and amortization              2,034,605   1,941,730   1,714,920
   Increase in deferred income taxes              8,000      63,167      10,427
   Loss (gain) on disposition of assets-net      21,087      21,779       4,132
 Changes in assets and liabilities:
  (Increase) decrease in inventories            (68,647)    (30,695)     48,575
  (Increase) decrease in prepaid expenses
    and other                                  (174,442)   (188,543)    294,265
  (Increase) decrease in other long-term
    assets                                      (39,161)     12,929    (207,924)
  Increase (decrease) in accounts payable       753,873     (75,532)     27,487
  (Decrease) increase in accrued expenses and
    payroll deductions                         (141,027)   (213,688)    204,845
  Decrease (increase) in income taxes payable
    or refundable                               239,964    (557,302)    619,991
  (Decrease) increase in other current
    liabilities                                 (54,124)     27,833      86,930
                                              _________   _________   _________
Net cash provided by operating activities    $5,174,075  $4,271,585  $6,621,007
                                              _________   _________   _________
Cash flows from investing activities
  Expenditures for property,plant,equipment  (1,336,946) (2,913,732) (5,447,576)
  Net (increase) decrease in short-term
   investments                                  (99,208) (1,659,523)  1,654,639
  Other                                          15,150     (33,296)    (15,452)
                                              _________   _________   _________
Net cash used in investing activities        (1,421,004) (4,606,551) (3,808,389)
                                              _________   _________   _________
Cash flows from financing activities
  Payment of cash dividends                  (2,177,956) (2,069,302) (2,017,736)
  Stock issuance cost                              -        (17,500)       -
  Sale of Class A Common Stock to ESOP             -           -         15,800
  Purchase of Class A Common Stock             (427,931)    (73,231)   (319,283)
                                              _________   _________   _________
Net cash used in financing activities        (2,605,887) (2,160,033) (2,321,219)
                                              _________   _________   _________
NetIncrease(Decrease) in Cash and Equivalents 1,147,184  (2,494,999)    491,399
Cash and Cash Equivalents, Beginning of Year    973,678   3,468,677   2,977,278
                                              _________   _________   _________
Cash and Cash Equivalents, End of Year       $2,120,862  $  973,678  $3,468,677
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for
   Income taxes                              $1,319,661  $2,268,126  $1,635,009
   Interest                                      $1,528      $1,528      $1,528
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

Fiscal Year
    The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 1996 ended June 30, 1996, fiscal year 1995 ended July 2, 1995, and fiscal year 1994 ended July 3, 1994. Fiscal years 1996 and 1995 each consisted of 52 weeks. Fiscal year 1994 consisted of 53 weeks.

Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Income Taxes
    Effective June 28, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allow-ances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

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

Earnings Per Share
    For the years ended June 30, 1996, July 2, 1995, and July 3, 1994, earnings per share have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,728,183, 5,747,746 and 5,760,568, respectively. As discussed in Note 7, during the year ended July 2, 1995, the Company declared a 2-for-1 stock split in the form of a dividend. Prior year amounts have been restated to reflect the impact of this transaction.

Cash and Cash Equivalents
    For purposes of the Consolidated Statements of Cash Flows, the Company considers money market funds, certificates of deposits, repurchase agreements and treasury securities with original maturities of three months or less to be cash equivalents.

2.  CASH AND CASH EQUIVALENTS
    Cash and cash equivalents consisted of the following:

                                              June 30,        July 2,
                                                1996           1995
     Demand deposits and cash on hand       $  516,104      $  458,180
     Money market funds                        783,758         179,498
     Repurchase agreements                     821,000         336,000
                                              ________       _________
                                            $2,120,862      $  973,678

3.  SHORT-TERM INVESTMENTS
    Short-term investments consist of certificates of deposits, U.S. Treasury securities, and a mutual fund which invests in mortgage backed securities with maturities of generally three months to one year. The Company has classified the debt and equity securities as available for sale. The cost of these invest-ments approximates fair value.

4.  NONCURRENT MARKETABLE SECURITIES
    Noncurrent marketable securities are carried at fair value in accordance with the provisions of SFAS No. 115.
    This portfolio was comprised of the following individual stocks as of June 30, 1996:

               6,194 shares of American Telephone and Telegraph
               8,112 shares of Ameritech
               5,304 shares of Bell Atlantic
              13,786 shares of Bell South
               5,324 shares of NYNEX
               5,424 shares of Pactel Group
               8,148 shares of SBC Communications
               5,612 shares of US West
               5,612 shares of US West Media Group
              16,000 shares of Sprint Corporation
               5,424 shares of Air Touch Communications
               5,333 shares of 360 Communications

    A summary of the amortized cost and approximate fair values of equity securities available-for-sale shown in the table above as of June 30, 1996, and July 2, 1995, is as follows:

                                   Original      Unrealized        Fair
                                     Cost           Gain          Value
June 30, 1996
Securities available-for-sale      $857,782      $2,997,500      $3,855,282

July 2, 1995
Securities available-for-sale      $857,782      $2,235,773      $3,093,555


5.  PROPERTY, PLANT, AND EQUIPMENT
    Property, plant, and equipment, as cost, consist of the following:

                                                1996           1995
Bowling lanes and equipment                 $17,201,186     $17,069,097
Buildings and building improvements          15,355,042      15,052,465
Leasehold improvements                        1,028,033       1,029,037
Land                                          7,698,228       7,698,228
Bowling lanes and equipment not yet in use      666,142         515,407
                                             __________      __________
                                             41,948,631      41,364,234
Less accumulated depreciation and
  amortization                               19,268,110      17,964,967
                                             __________      __________
                                            $22,680,521     $23,399,267

6.  COMMITMENTS
Lease Commitments
    The Company and its subsidiaries are obligated under long-term real estate lease agreements for nine bowling centers. Certain of the Company's real estate leases provide for additional annual rents based upon total gross revenues and increases in real estate taxes and insurance. Generally, the leases contain renewal options ranging from 5 to 10 years.
     At June 30, 1996, the minimum fixed rental commitments related to all noncancelable leases, were as follows:

           Year Ending
           1997                                     $  524,484
           1998                                        400,000
           1999                                        400,000
           2000                                        400,000
           2001                                        339,630
           Thereafter                                  952,000
                                                     _________
           Total minimum lease payments             $3,016,114

    Net rental expense was as follows:
                                            For the Years Ended
                                           1996      1995      1994
Minimum rental under operating leases    $534,000  $581,000  $498,000
Excess percentage rentals                 144,026   181,899   265,485
                                          _______   _______   _______
                                         $678,026  $762,899  $763,485

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

8.  PROFIT-SHARING AND ESOP PLAN
    The Company has a profit-sharing plan which, generally, covers all individ-uals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended June 30, 1996, July 2, 1995, and July 3, 1994, contributions in the amount of $105,000, $130,000, and $155,000, respectively, were charged to operations.
    Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. In fiscal year 1994, the contributions were allocated to participants based on compensation and years of service. Fiscal years 1996 and 1995 contributions were allocated based on compensation only in order to comply with Internal Revenue Service code requirements. The Company's contributions to the Plan for fiscal years 1996, 1995, and 1994 were $105,000, $130,000, and $155,000, respectively.

9.  INCOME TAXES
    Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

                                 For the Years Ended
                                       1996     %          1995     %          1994    %
Taxes computed at statutory rate   $1,415,000  34.0%   $1,740,000  34.0%   $2,067,000  34.0%
State income taxes, net of Federal
 income tax benefit                   155,000   3.7       190,000   3.7       232,000   3.8
Dividends received exclusion          (30,000) (0.7)      (29,000) (0.6)      (29,000) (0.5)
All other-net                          27,000   0.6       (52,000) (1.0)       (5,000)   -
                                    _________  ____     _________  ____     _________  ____
                                   $1,567,000  37.6%   $1,849,000  36.1%   $2,265,000  37.3%

    The significant components of the Company's deferred tax assets and liabil-ities were as follows:
                                                 1996             1995
         Deferred tax assets:
            Accrued expenses                 $   68,000       $   70,000
         Deferred tax liabilities:
            Property, plant and equipment     1,003,000        1,037,000
            Unrealized gain on available-
              for-sale securities             1,139,000          850,000
            Prepaid expenses                    100,000           79,000
            Other                                82,000           63,000
                                              _________        _________
         Total deferred tax liabilities       2,324,000        2,029,000
                                              _________        _________
         Net deferred income taxes           $2,256,000       $1,959,000

10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following summary represents the results of operations for each of the quarters in fiscal 1996 and 1995 (dollars in thousands, except for earnings per share):

                                              Earnings
                                               Before
                                              Provision           Earnings
                         Operating    Gross  for Income   Net        Per
                         Revenues     Profit   Taxes    Earnings    Share
1996
June 30, 1996             $5,903     $  505    $  693    $  419      $.07
March 31, 1996             8,334      2,064     2,244     1,400       .24
December 31, 1995          7,422      1,277     1,432       896       .16
October 1, 1995            5,668       (349)     (208)     (121)     (.02)

1995
July 2, 1995              $6,242     $  628    $  814    $  578      $.10
April 2, 1995              9,373      2,592     2,765     1,722       .30
January 1, 1995            8,148      1,582     1,701     1,062       .19
October 2, 1994            5,731       (276)     (161)      (92)     (.02)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bowl America Incorporated
Alexandria, Virginia

    We have audited the accompanying consolidated balance sheets of Bowl America Incorporated and subsidiaries as of June 30, 1996 and July 2, 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bowl America Incorporated and subsidiaries as of June 30, 1996 and July 2, 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements effective July 4, 1994, the Company changed its method of accounting for investment securities.


Deloitte and Touche LLP
McLean, Virginia

September 6, 1996