Form 10-K405, Exhibit 13
period 1997-06-29
BOWL AMERICA INC
filed 1997-09-29
CIK 13573

                  BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                               PRESIDENT'S LETTER

September 19, 1997

Dear Fellow Employees and Owners:

     On a particularly difficult stretch of river Lewis and Clark discovered that, despite vigorous rowing, their canoes were moving backward relative to the shore. The current was stronger than the men. The only answer was to move to land and arduously proceed on foot parallel to the river. Eventually, they reached a milder current and were able to again capitalize on the advantages afforded by river travel.

     We feel that many of our efforts to expand our core league business have enabled us to move relative to the current, but not to the shore. Again in fiscal 1997, league bowling declined, even as shopping checks of competitive establishments near our key centers showed Bowl America had significantly more league bowlers. As a result, both earnings and cash flow were slightly lower than fiscal 1996. Some of our initiatives to improve other parts of our business only produced results late in the year, and could not offset the league loss.

     One such effort that shows promise is glow-in-the-dark bowling. Normal lighting is replaced with black light and laser lights reflecting off phos-phorescent pins and bowling lanes, and is combined with upbeat music. It has been well received in all but one of our first installations. We now have 12 centers in operation or scheduled for equipment. In addition to higher revenues, we're seeing increased traffic from young adults, a group we had not been regularly reaching.

     We are also promoting Bowl America to an even younger group. Many of you are familiar with our "Rolling Bowling" program, in which we install our short-ened bowling lane and a pinsetter in a tractor trailer in order to deliver bowling directly to schools. This year, we replaced our original trailer with an improved model and now have 27 schools on the waiting list for visits. We also worked closely with local school systems to reward academic achievements. Students were offered a free bowling game at a Bowl America center for every "A" on their final report cards. Bowling by family members and friends of the honorees and food sales made up for the lost revenue while exposing our facilities to a wider audience.

   These improved contacts with many educational systems are also helping us accomplish our long-term objective of benefiting from reduced gender discrimin-ation in sports. During the year, the last legal challenge to Title IX was decided. While we applaud the increased opportunities available to all athletes, we believe that gender neutral competition, such as bowling, delivers important educational advantages over "separate but equal" programs. We are especially pleased that one locality has made bowling a "letter" sport for mixed gender teams. It could take years to see all of the benefits of our strengthened youth activities, but some results are already apparent. It now appears that we have more youth league participants again this year, after a 10 percent increase last year.

     We now own most of our amusement games, instead of using concessionaires. In addition to not having to share the revenue with the outside operator, we have almost tripled the gross game play at all the converted locations.

     This conversion, installation of glow-in-the-dark, our expansion at Dranesville, and the closing of two unprofitable centers created extra expense in the last quarter of 1997, but has improved profitability at the start of fiscal 1998. Our normal July and August operating losses were sharply reduced. However, we had fewer adult league bowlers in the first week of the new fall season than last year. We cannot yet determine if the improved youth play and special events, along with greater profitability from video games and the 16 extra lanes at Dranesville will offset the league shortfall.

     Remember, the Lewis and Clark party eventually got to where they were going. It just took longer than they expected.


Leslie H. Goldberg
Leslie H. Goldberg, President

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operating activities in fiscal 1997 was $4,513,000 which was sufficient to meet day-to-day cash needs. Short-term investments consist-ing mainly of U.S. Treasury Bills and Notes, and cash totaled $8,173,000 at the end of fiscal 1997 compared to $8,881,000 at the end of fiscal 1996.

On September 1, 1994, the Company opened Bowl America Gaithersburg, a 48-lane center with a full service restaurant. A center was closed in May 1995.
During the fourth quarter of fiscal 1997, the Company closed two centers which, at the expiration of their leases, were operating with negative cash flows.

On February 1, 1997, the Company began operation of the 16-lane expansion at Bowl America Dranesville. In addition to increasing the number of lanes from 32 to 48, this project included installation of the most up-to-date automatic scoring system and enlarging and remodeling the food service portion of the location. Of the $2.1 million spent for this addition, approximately $1.6 million was expended during fiscal year 1997.

Bowl America, following the bowling industry trend to create a more diverse entertainment appeal, introduced glow-in-the-dark bowling augmented by laser lights and high energy stereo sound in eight locations in the second half of fiscal 1997. Increases in linage and food and merchandise sales have resulted. Additional locations are being outfitted with this equipment. The Company is also continuing its program of replacing leased amusement game machines with owned machines, expending over $400,000 during the fiscal year. This change-over has resulted in an increase in game revenue at the affected locations. Additional expenditures are also planned as the Company continues to modern-ize other existing centers. Cash and cash flow are adequate to finance all currently planned purchases and construction. The Company has maintained its fiscal year end 1996 position in telecommunications stocks as a further source of expansion capital.

Cash dividends paid to shareholders during fiscal 1997 exceeded $2 million.
A two-for-one stock split in the form of a dividend was paid February 15, 1995.

RESULTS OF OPERATIONS

The Company operated the same number of bowling centers through the peak periods of fiscal years 1997 and 1996, although two locations were closed in the current year, one in May and the other in June. In fiscal year 1995 one more center was in operation. Fiscal year 1995 also included additional expenses related to the opening of Bowl America Gaithersburg. All prior year comparisons are significantly influenced by these factors.

Operating revenues decreased 1% in 1997 versus a 7% decrease in fiscal 1996. Bowling and related services revenue was up slightly in the current year compared to a decrease of 8% in the prior year. The Blizzard of '96 and the winter cold and snow took a heavy toll on our northern market in fiscal 1996.

The current year average price per game was higher than the prior year when promotional pricing was heavily used. However, the increase was not enough to offset the decrease in the number of games bowled. Amusement game income was up more than 20% over the prior year due mainly to the increase in the number of owned machines in service.

Food, beverage and merchandise sales were down 5% in the current year compared to a 6% decrease in the prior year due primarily to less traffic. Cost of food, beverage and merchandise sales declined 2% in the current year as a result of the reduced volume of sales.

Operating expenses decreased 1% in fiscal 1997 versus a decrease of 5% in the prior year. In fiscal 1996, approximately half of the decrease was in employee compensation and benefits cost, resulting mainly from the difference in the number of centers in operation.

Advertising costs decreased 13% in the current year versus a decrease of 16% in the previous period. Most of the advertising in both periods was through print media in newspapers and direct mail.

Supplies and services costs increased 5% in the current year partially due to costs associated with glow-in-the-dark bowling. In the prior year costs were down 8% primarily because of the change in the number of operating centers. Maintenance and utility costs were down in both the current and prior years.

Rent expense was flat in fiscal 1997 versus a 13% decrease in the prior year. The prior year decrease was the result of closing a leased center, mentioned above, and lower sales at some of our leased locations. Insurance expense decreased 3% in the current period compared with a 6% decrease last year.

Depreciation expense was up 4% in the current year and 5% in the prior year. The current year increase relates mainly to the depreciation of amusement games and the expansion associated with Bowl America Dranesville.

Income tax percentages were 38.4% in 1997, 37.6% in 1996, and 36.1% in 1995, the difference from statutory rates being primarily for the partial exclusion of dividends received on investments and the state income tax exemption for interest on U.S. Government obligations.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                       CONSOLIDATED SUMMARY OF OPERATIONS

Selected Financial Data

                                      For the Years Ended
                       June 29,    June 30,     July 2,     July 3,    June 27,
                         1997        1996        1995        1994        1993
                     __________________________________________________________
Operating Revenues   $26,995,056 $27,326,958 $29,493,578 $28,171,010 $27,234,560
Operating Expenses    23,585,519  23,829,561  24,967,878  22,568,589  21,530,864
Interest and dividend
 Income                  632,927     663,550     593,207     479,938     620,745
                      __________  __________  __________  __________  __________
Earnings before pro-
 vision for income
 taxes                 4,042,464   4,160,947   5,118,907   6,082,359   6,324,441
Provision for income
 taxes                 1,552,000   1,567,000   1,849,000   2,265,000   2,350,000
                      __________  __________  __________  __________  __________
Net Earnings         $ 2,490,464 $ 2,593,947 $ 3,269,907 $ 3,817,359 $ 3,974,441

Weighted Average
 Shares Outstanding    5,680,425   5,728,183   5,747,746   5,760,568   5,783,648

Earnings Per Share        $.44        $.45        $.57        $.66        $.69

Net Cash Provided by
 Operating Activities $4,513,157  $5,174,075  $4,271,585  $6,621,007  $4,879,381
Dividends Paid        $2,187,567  $2,177,956  $2,069,302  $2,017,736  $1,937,832
Dividends Paid Per
 Share-Class A            $.385       $.38        $.36        $.35        $.335
      -Class B            $.385       $.38        $.36        $.35        $.335
Total Assets         $38,002,571 $37,901,254 $36,584,745 $33,594,994 $31,611,489
Stockholders' Equity $33,381,832 $32,903,833 $32,443,501 $29,947,687 $28,451,547
Net Book Value Per
 Share                   $5.90       $5.79       $5.64       $5.20        $4.92
Net Earnings as a %
 of Beginning Stock-
 holders' Equity          7.6%        8.0%       10.9%        13.4%        15.0%
Lanes in Operation        886         936         936          936          904
Centers in Operation       23          25          25           25           24

All share and per share amounts have been adjusted to reflect the declaration of a two-for-one stock split effective February 15, 1995.

Market Information
The principal market on which the Company's Class A Common Stock is traded is the American Stock Exchange. The Company's Class B Common Stock is not listed on any exchange and is not traded. This stock can be converted to Class A Common Stock at any time. The table below presents the price range of the Company's Class A stock in each quarter of fiscal 1997 and 1996.

       1997        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High         7 1/8      7            7 1/2       7 1/4
       Low          6 1/2      6 1/2        6 1/2       6 3/4

       1996        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High         9           8 5/8       8 1/8       7 1/4
       Low          8           7 1/2       7           6 5/8

Holders
The approximate number of holders of record of the Company's Class A Common Stock as of June 29, 1997 is 544 and of the Company's Class B Common Stock is 36.

Dividends
The table below presents the dividends per share of Class A and Class B stock paid, and the quarter in which the payment was made during fiscal 1997 and 1996.

                        Class A Common Stock
              Quarter            1997              1996
              ___________________________________________
              First            9.5 cents        9.5 cents
              Second           9.5 cents        9.5 cents
              Third            9.5 cents        9.5 cents
              Fourth           10  cents        9.5 cents

                        Class B Common Stock
              Quarter            1997              1996
              ___________________________________________
              First            9.5 cents        9.5 cents
              Second           9.5 cents        9.5 cents
              Third            9.5 cents        9.5 cents
              Fourth           10  cents        9.5 cents

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                            June 29, 1997         June 30, 1996
                                             ____________         ____________

ASSETS
Current Assets
  Cash and cash equivalents (Note 2)          $ 1,797,656          $ 2,120,862
  Short-term investments (Note 3)               6,375,039            6,760,166
  Inventories                                     700,200              685,777
  Prepaid expenses and other                      459,652              736,659
  Income taxes refundable                          32,982              204,662
                                               __________           __________
Total Current Assets                            9,365,529           10,508,126
Property, Plant and Equipment, Net (Note 5)    23,454,699           22,680,521
Other Assets
  Marketable securities avail-for-sale(Note 4)  4,363,058            3,855,282
  Cash surrender value-officers'life insurance    354,206              332,162
  Other long-term assets                          465,079              525,163
                                               __________           __________
TOTAL ASSETS                                  $38,002,571          $37,901,254

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                            June 29, 1997         June 30, 1996
                                            _____________         ____________

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                            $   992,397          $ 1,447,153
  Accrued expenses and payroll deductions         840,502              906,239
  Other current liabilities                       382,840              388,029
  Current deferred income taxes (Note 9)           70,000              114,000
                                               __________           __________
Total Current Liabilities                       2,285,739            2,855,421
Noncurrent Deferred Income Taxes (Note 9)       2,335,000            2,142,000
                                               __________           __________
TOTAL LIABILITIES                               4,620,739            4,997,421



Commitments and Contingencies (Note 6)

Stockholders' Equity (Note 7)
  Preferred stock,
   par value $10 a share: Authorized
   and unissued 2,000,000 shares
  Common stock,
   par value $.10 per share
   Authorized 10,000,000 shares
    Class A issued
     4,125,998 and 4,146,310 shares               412,600              414,631
    Class B issued 1,536,146                      153,614              153,614
  Additional paid-in capital                    4,896,835            4,908,819
  Unrealized gain on securities
   available-for-sale, net of tax               2,173,033            1,858,212
  Retained earnings                            25,745,750           25,568,557
                                               __________           __________
TOTAL STOCKHOLDERS' EQUITY                    $33,381,832          $32,903,833

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $38,002,571          $37,901,254

See notes to consolidated financial information.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                   For the Years Ended
                                 June 29, 1997   June 30, 1996     July 2, 1995
                                 ______________________________________________
Operating Revenues
 Bowling and other                $19,037,964      $18,949,937      $20,558,584
 Food and merchandise sales         7,957,092        8,377,021        8,934,994
                                   __________       __________       __________
                                   26,995,056       27,326,958       29,493,578

Operating Expenses
 Compensation and benefits         11,944,536       12,069,124       12,760,142
 Cost of bowling and other          6,192,194        6,396,141        6,776,985
 Cost of food and mdse sales        2,496,024        2,542,485        2,688,905
 Depreciation and amortization      2,110,570        2,034,605        1,941,730
 General and administrative           842,195          787,206          800,116
                                   __________       __________       __________
                                   23,585,519       23,829,561       24,967,878

Operating Income                    3,409,537        3,497,397        4,525,700
 Interest and dividend income         632,927          663,550          593,207
                                   __________       __________       __________
Earnings before provision
 for income taxes                   4,042,464        4,160,947        5,118,907
Provision for income taxes(Note 9)
 Current                            1,596,000        1,559,000        1,786,000
 Deferred                             (44,000)           8,000           63,000
                                    _________       __________       __________
                                    1,552,000        1,567,000        1,849,000
Net Earnings                      $ 2,490,464      $ 2,593,947      $ 3,269,907
Earnings Per Share                    $.44             $.45             $.57

See notes to consolidated financial statements.

                                       BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                 COMMON STOCK                               Net Unrealized
                                     _______________________________________   Additional   Gain on Avail-
                                     Class A    Class A   Class B    Class B    Paid-In     able-for-Sale    Retained
                                     Shares     Amount    Shares     Amount     Capital       Securities     Earnings

Balance July 3, 1994                1,333,019  $133,302  1,543,046  $154,304   $5,257,734          -       $24,402,347
 Adoption of SFAS No.115                 -         -          -         -            -       $1,337,267           -
 Two-for-one stock split            2,872,553   287,255       -         -        (287,255)         -              -
 Stock issuance cost                     -         -          -         -         (17,500)         -              -
 Conversion from Class B to Class A     6,900       690     (6,900)     (690)        -             -              -
 Purchase of stock                     (5,541)     (554)      -         -          (8,394)         -           (64,283)
 Cash dividends paid(36 cents/sh)        -         -          -         -            -             -        (2,069,302)
 Change in unrealized gain on
  available-for-sale securities          -         -          -         -            -           48,673           -
 Net earnings for the year               -         -          -         -            -             -         3,269,907
______________________________________________________________________________________________________________________
Balance July 2, 1995                4,206,931  $420,693  1,536,146  $153,614   $4,944,585    $1,385,940    $25,538,669
 Purchase of stock                    (60,621)   (6,062)      -         -         (35,766)                    (386,103)
 Cash dividends paid(38 cents/sh)        -         -          -         -            -                      (2,177,956)
 Change in unrealized gain on
  available-for-sale securities          -         -          -         -            -          472,272           -
 Net earnings for the year               -         -          -         -            -             -         2,593,947
 _______________________________________________________________________________________________________________________
Balance June 30, 1996               4,146,310  $414,631  1,536,146  $153,614   $4,908,819    $1,858,212    $25,568,557
 Purchase of stock                    (20,312)   (2,031)      -         -         (11,984)         -          (125,704)
 Cash dividends paid(38 1/2 cents/sh)    -         -          -         -            -             -        (2,187,567)
 Change in unrealized gain on
  available-for-sale securities          -         -          -         -            -          314,821           -
 Net earnings for the year               -         -          -         -            -             -         2,490,464
______________________________________________________________________________________________________________________
Balance June 29, 1997               4,125,998  $412,600  1,536,146  $153,614   $4,896,835    $2,173,033    $25,745,750

     See notes to consolidated financial statements.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              June 29,    June 30,     July 2,
                                                1997        1996         1995
Cash Flows From Operating Activities
 Net earnings                                $2,490,464  $2,593,947  $3,269,907
  Adjustments to reconcile net earnings to
  net cash provided by operating activities:
   Depreciation and amortization              2,110,570   2,034,605   1,941,730
   (Decrease) increase in deferred
    income taxes                                (44,000)      8,000      63,167
   (Gain) loss on disposition of assets-net     (12,588)     21,087      21,779
 Changes in assets and liabilities:
  Increase in inventories                       (14,423)    (68,647)    (30,695)
  Decrease (increase) in prepaid expenses
    and other                                   277,007    (174,442)   (188,543)
  Decrease (increase) in other long-term
    assets                                       60,084     (39,161)     12,929
  (Decrease) increase in accounts payable      (454,756)    753,873     (75,532)
  Decrease in accrued expenses and
    payroll deductions                          (65,737)   (141,027)   (213,688)
  Decrease (increase) in income taxes payable
    or refundable                               171,680     239,964    (557,302)
  (Decrease) increase in other current
    liabilities                                  (5,144)    (54,124)     27,833
                                              _________   _________   _________
Net cash provided by operating activities    $4,513,157  $5,174,075  $4,271,585
                                              _________   _________   _________
Cash flows from investing activities
  Expenditures for property,plant,equipment  (2,872,160) (1,336,946) (2,913,732)
  Net decrease increase in short-term
   investments                                  385,127     (99,208) (1,659,523)
  Other                                         (22,044)     15,150     (33,296)
                                              _________   _________   _________
Net cash used in investing activities        (2,509,077) (1,421,004) (4,606,551)
                                              _________   _________   _________
Cash flows from financing activities
  Payment of cash dividends                  (2,187,567) (2,177,956) (2,069,302)
  Stock issuance cost                              -           -        (17,500)
  Purchase of Class A Common Stock             (139,719)   (427,931)    (73,231)
                                              _________   _________   _________
Net cash used in financing activities        (2,327,286) (2,605,887) (2,160,033)
                                              _________   _________   _________
Net(Decrease)Increase in Cash and Equivalents  (323,206)  1,147,184  (2,494,999)
Cash and Cash Equivalents, Beginning of Year  2,120,862     973,678   3,468,677
                                              _________   _________   _________
Cash and Cash Equivalents, End of Year       $1,797,656  $2,120,862  $  973,678
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for
   Income taxes                              $1,430,334  $1,319,661  $2,268,126
   Interest                                      $1,528      $1,528      $1,528
See notes to financial information.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
    Bowl America Incorporated is engaged in the operation of 23 bowling centers, with food and beverage service in each center. Fourteen centers are located in metropolitan Washington D.C., two centers in metropolitan Baltimore, Maryland, one center in metropolitan Orlando, Florida, three centers in metropolitan Richmond, Virginia, and three centers in metropolitan Jacksonville, Florida. These 23 centers contain a total of 886 lanes.

Principles of Consolidation
    The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiary corporations. All significant inter-company items have been eliminated in the consolidated financial statements.

Fiscal Year
    The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 1997 ended June 29, 1997, fiscal year 1996 ended June 30, 1996, and fiscal year 1995 ended July 2, 1995. Fiscal years 1997, 1996 and 1995 each consisted of 52 weeks.

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

              Bowling lanes and equipment             3-10 years
              Building and building improvements     10-30 years
              Leasehold improvements                    10 years
              Amusement games                            3 years

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

Earnings Per Share
    For the years ended June 29, 1997, June 30, 1996, and July 2, 1995, earnings per share have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,680,425, 5,728,183 and 5,747,746, respectively. As discussed in Note 7, during the year ended July 2, 1995, the Company declared a 2-for-1 stock split in the form of a dividend. Prior year amounts have been restated to reflect the impact of this transaction. The Financial Accounting Standards Board issues SFAS No. 128, "Earnings per Share" in February 1997. This standard will be effective for the Company beginning in fiscal 1998. The proforma effect of adopting this standard has no impact on the earnings per share calculation for the years ended June 29, 1997, June 30, 1996, and July 2, 1995.

Cash and Cash Equivalents
    For purposes of the Consolidated Statements of Cash Flows, the Company considers money market funds, certificates of deposits, repurchase agreements and treasury securities with original maturities of three months or less to be cash equivalents.

New Accounting Pronouncement Adopted
    Effective July 1, 1996 the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement requires companies to write down to the estimated fair value long-lived assets that are impaired. The Company determined that no impairment loss need be recognized for applicable assets of continuing operations.

New Accounting Pronouncement Not Yet Adopted
    The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," in June 1997. This standard will be effective for the Company beginning in fiscal year 1998 and is not expected to have a significant impact on the Company's financial statements.

2.  CASH AND CASH EQUIVALENTS
    Cash and cash equivalents consisted of the following:

                                              June 29,        June 30,
                                                1997            1996
     Demand deposits and cash on hand       $  491,537      $  516,104
     Money market funds                        538,119         783,758
     Repurchase agreements                     768,000         821,000
                                              ________       _________
                                            $1,797,656      $2,120,862

3.  SHORT-TERM INVESTMENTS
    Short-term investments consist of certificates of deposits, U.S. Treasury securities, and a mutual fund which invests in mortgage backed securities with maturities of generally three months to one year. The Company has classified the debt and equity securities as available-for-sale. The cost of these investments approximates fair value.

4.  MARKETABLE SECURITIES AVAILABLE-FOR-SALE
    Marketable securities available-for-sale are carried at fair value in accordance with the provisions of SFAS No. 115.
    The majority of this portfolio is invested in the common stocks of twelve telecommunication companies.

    A summary of the cost and approximate fair values of equity securities available-for-sale shown in the table above as of June 29, 1997, and June 30, 1996, is as follows:

                                   Original      Unrealized        Fair
                                     Cost           Gain          Value
June 29, 1997
Securities available-for-sale      $857,782      $3,505,276      $4,363,058

June 30, 1996
Securities available-for-sale      $857,782      $2,997,500      $3,855,282


    There were no sales of these available-for-sale securities in the years ended June 29, 1997, June 30, 1996 and July 2, 1995.

5.  PROPERTY, PLANT, AND EQUIPMENT
    Property, plant, and equipment, as cost, consist of the following:

                                                1997           1996
Bowling lanes and equipment                 $17,140,723     $17,201,186
Amusement games                                 461,283            -
Buildings and building improvements          17,055,845      15,355,042
Leasehold improvements                          958,511       1,028,033
Land                                          7,698,228       7,698,228
Bowling lanes and equipment not yet in use      192,859         666,142
                                             __________      __________
                                             43,507,499      41,948,631
Less accumulated depreciation and
  amortization                               20,052,750      19,268,110
                                             __________      __________
                                            $23,454,699     $22,680,521

6.  COMMITMENTS AND CONTINGENCIES
Lease Commitments
    The Company and its subsidiaries are obligated under long-term real estate lease agreements for seven bowling centers. Certain of the Company's real estate leases provide for additional annual rents based upon total gross revenues and increases in real estate taxes and insurance. Generally, the leases contain renewal options ranging from 5 to 10 years.
     At June 29, 1997, the minimum fixed rental commitments related to all noncancelable leases, were as follows:

           Year Ending
           1998                                        400,000
           1999                                        400,000
           2000                                        400,000
           2001                                        339,630
           2002                                        113,250
           Thereafter                                  838,750
                                                     _________
           Total minimum lease payments             $2,491,630

    Net rental expense was as follows:
                                            For the Years Ended
                                           1997      1996      1995
Minimum rental under operating leases    $524,484  $534,000  $581,000
Excess percentage rentals                 135,786   144,026   181,899
                                          _______   _______   _______
                                         $660,270  $678,026  $762,899

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

8.  PROFIT-SHARING AND ESOP PLAN
    The Company has a profit-sharing plan which, generally, covers all individ-uals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended June 29, 1997, June 30, 1996, and July 2, 1995, contributions in the amount of $110,000, $105,000, and $130,000, respectively, were charged to operations.
    Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. Prior to fiscal year 1995, the contributions were allocated to participants based on compensation and years of service. Since fiscal year 1995 contributions are allocated based on compensation only in order to comply with Internal Revenue Service code requirements. The Company's contributions to the Plan for fiscal years 1997, 1996, and 1995 were $110,000, $105,000, and $130,000, respectively.

9.  INCOME TAXES
    Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

                                 For the Years Ended
                                       1997     %          1996     %          1995    %
Taxes computed at statutory rate   $1,374,000  34.0%   $1,415,000  34.0%   $1,740,000  34.0%
State income taxes, net of Federal
 income tax benefit                   220,000   5.4       155,000   3.7       190,000   3.7
Dividends received exclusion          (29,000) (0.7)      (30,000) (0.7)      (29,000) (0.6)
All other-net                         (13,000) (0.3)       27,000   0.6       (52,000) (1.0)
                                    _________  ____     _________  ____     _________  ____
                                   $1,552,000  38.4%   $1,567,000  37.6%   $1,849,000  36.1%

    The significant components of the Company's deferred tax assets and liabil-ities were as follows:
                                                 1997             1996
         Deferred tax assets:
            Accrued expenses                 $   68,000       $   68,000
         Deferred tax liabilities:
            Property, plant and equipment     1,003,000        1,003,000
            Unrealized gain on available-
              for-sale securities             1,332,000        1,139,000
            Prepaid expenses                     76,000          100,000
            Other                                62,000           82,000
                                              _________        _________
         Total deferred tax liabilities       2,473,000        2,324,000
                                              _________        _________
         Net deferred income taxes           $2,405,000       $2,256,000

10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following summary represents the results of operations for each of the quarters in fiscal 1997 and 1996 (dollars in thousands, except for earnings per share):

                                              Earnings
                                               (Loss)
                                               Before             Earnings
                         Operating    Gross   Provision   Net      (Loss)
                         Revenues     Profit for Income Earnings     Per
                                      (Loss)   Taxes     (Loss)     Share
1997
June 29, 1997             $5,977     $  258    $  447    $  237      $.04
March 30, 1997             8,502      2,283     2,480     1,546       .28
December 29, 1996          7,151      1,190     1,314       823       .14
September 29, 1996         5,365       (321)     (199)     (116)     (.02)

1996
June 30, 1996             $5,903     $  505    $  693    $  419      $.07
March 31, 1996             8,334      2,064     2,244     1,400       .24
December 31, 1995          7,422      1,277     1,432       896       .16
October 1, 1995            5,668       (349)     (208)     (121)     (.02)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bowl America Incorporated
Alexandria, Virginia

    We have audited the accompanying consolidated balance sheets of Bowl America Incorporated and subsidiaries as of June 29, 1997 and June 30, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bowl America Incorporated and subsidiaries as of June 29, 1997 and June 30, 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 1997, in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements effective July 4, 1994, the Company changed its method of accounting for investment securities.


Deloitte and Touche LLP
Washington, DC

September 4, 1997