Form 10-K405, Exhibit 13
period 1998-06-28
BOWL AMERICA INC
filed 1998-09-25
CIK 13573

                  BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                               PRESIDENT'S LETTER

September 21, 1998

Dear Fellow Owner:

We survived El Nino.

For new owners, a discussion about the influence of weather on bowling may be helpful. League bowlers provide the steady base to support our operations by showing up every week. The casual or non-organized bowlers provide a less predictable but increasingly important contribution to our earnings.

League bowling is influenced by predictable weather, such as the change of seasons. Indoor recreation, including bowling, declines in the summer when there is competition with a wider variety of outdoor activities. Casual bowling varies with unpredictable changes in weather. Rain is always a benefit. Snow and ice keep our customers at home, although the league bowlers only postpone their trip until the weather is better, when their matches are made up.

Last winter was almost completely snow free and the weather patterns also created a relatively rain free spring and summer. Therefore, it was particularly gratifying to achieve a fourth quarter profit increase.
Each quarter of fiscal 1998 was better than the same quarter during the prior year, and 16 of our 23 centers improved their operating results.

All of this overlays the long-term decline in league bowling. Bowler's Digest in a recent issue noted that our biggest market, Metropolitan Washington, had the third greatest number of league bowlers in the country, climbing past many areas historically famous for league bowling. In the course of the article, it noted that the local women's bowlers association had a membership of 19,000. What the article did not note was that ten years ago that membership was 42,000. Remember, that's in a good bowling market.

We have been able to overcome part of this decline by investing in glow-in-the-dark and bumper bowling equipment, which is primarily used by casual bowlers. But, two of our best performing centers could not accommodate much of the new equipment, and still significantly improved their results, mostly by working harder at giving good service. In independent surveys and by our own observations, we have seen a higher level of customer service. More and more, when observing our staff solve a problem, I find myself wishing I had thought of their response.

Creating a commitment to service is an evolutionary process. It was 40 years ago that the prospectus shown in the background was issued. Three of our current directors were listed as stockholders in that prospectus and Ron Kuhn, our current Director of Maintenance (who builds all of our facilities) was on the payroll. Irv Clark, Director of Operations, started at Bowl America in 1963, and Cheryl Dragoo, our Controller, in 1972.

Each of them first worked in a bowling center. Our association with Ron is older than Bowl America. He first worked at the Clarendon Bowling Center, a business founded in 1938 by the same four partners who later founded Bowl America and whose families continue in the business today. It is difficult for us older people to find businesses we traded with while growing up that are still around and can trace their management to the time of our youth. (Anyone who can think of another one besides us and Marriott, drop me a line.)

Weather does not recognize our fiscal calendar. Rain continued to stay away during the first part of fiscal 1999. It looked like the entire
State of Florida was on fire during July, and August was the driest in history in our Northern markets. Despite the weather, we were still able to improve our operating results for the two months. This may not produce a better quarter because the late Labor Day has resulted in one less week of winter league bowling in September. However, those predictable leagues will complete their season one week later and that revenue will be shown in the fourth quarter. There is also La Nina to consider. This is the phenomenon that is said to typically follow El Nino and create hurricanes in the fall and a cold icy winter in the East.

But there is little we can do about the weather. Continuing to adapt to the shift to casual bowling while not discouraging the heaviest users, our league bowlers, remains our biggest challenge. Our biggest asset in managing the process remains our capable and experienced staff.

                               * * *

Each of our four founders were succeeded by at least one family member, and this year, one of these successors retired after 28 years on the Board.
Dr. Howard Katzman came on the Board when our company had significant debt and derived 95% of its earnings from premises with LEASES that would by now have expired. During his tenure, we bacame a company with a like percentage of earnings coming from facilities OWNED by the company, or with leases extending at least until 2010. All debt was retired and important contingency reserves created. Howard never supported the expedient and always was prepared to invest in the future.

Leslie H. Goldberg
Leslie H. Goldberg, President

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operating activities in fiscal 1998 was $5,262,000 which was sufficient to meet day-to-day cash needs. Short-term investments consist-ing mainly of U.S. Treasury Bills and Notes, and cash totaled $9,986,000 at the end of fiscal 1998 compared to $8,173,000 at the end of fiscal 1997.

On February 1, 1997, the 16-lane expansion at Bowl America Dranesville began operation. During the fourth quarter of fiscal year 1997, two centers which, at the expiration of their leases, were operating with negative cash flows were closed.

Marketable securities, primarily telecommunication stocks, are carried at their price on the last day of the quarter. During the fiscal year the market value of the Company's holdings increased approximately $2 million with a net after tax unrealized gain of $1,162,000. There were no transactions in these stocks.

Expenditures for property, plant and equipment during the fiscal year were lower than the prior year and the additional funds were invested. The current period purchases included over $100,000 for glow-in-the-dark equipment and $260,000 for bowling lanes. The Company also expended approximately $385,000 for amusement games, continuing to replace leased machines with owned machines and upgrading current games. The Company plans purchases of approximately $400,000 for bowling lanes and equipment to be installed in fiscal year 1999. The Company is actively seeking property for additional locations. At year end the Company had made offers to purchase two sites for developing bowling centers. If both transactions are realized the approximate cost of land, building and equipment would be $8 million. Cash and cash flows are sufficient to finance these purchases. The Company's position in telecommunication stocks is an additional source of expansion capital.

Cash dividends paid to shareholders during fiscal 1998 exceeded $2.2 million. It was the twenty-sixth consecutive year of increased dividends. While no factors requiring a change in the dividend rate are apparent, the Board of Directors decides the amount and timing of any dividend at its quarterly meeting based on its appraisal of the state of the business and its estimate of future opportunities.

RESULTS OF CONSOLIDATED OPERATIONS

The Company operated two fewer centers in fiscal year 1998 than in the prior year when, as mentioned above, two centers were closed in the fourth quarter and one fewer in the first quarter of fiscal 1997 and in fiscal 1996. All comparisions in this report are significantly influenced by the change in the number of operating locations.

Total consolidated operating revenues increased slightly in fiscal 1998 versus a decrease of 1% in fiscal 1997. Bowling and related services revenue comprised primarily of fees charged for the use of bowling lanes and shoes and income from amusement games was up 2% in the current year compared to a slight increase in the prior year.

Amusement game revenue was up over 30% in the current year and more than 20% in the prior as a result of the number of Company owned machines in service. The average price per game of bowling increased in both the current and prior year periods although the increases could not offset the loss of revenue from the lower number of games bowled in the periods.

Total food, beverage and merchandise sales were down 2% in the current year versus a decrease of 5% in the prior year. At comparable locations there was an increase of 2% in sales during fiscal 1998. The total cost of food, beverage and merchandise sales declined 2% in both the current and prior year periods as a result of the lower sales.

Total consolidated operating expenses decreased 3% in fiscal 1998 versus a decrease of 1% in fiscal 1997. More than half of the decrease was in employee compensation and benefits cost due primarily to operating fewer centers.

Maintenance and advertising costs were down in both the current and prior year periods. Supplies and services costs increased 2% in the current year and 5% in the prior year mainly due to glow-in-the-dark and amusement game expenses. Utility costs decreased 8% in the current year and 3% in the prior year.

Rent expense was up 9% in the current year as a one time termination payment under an expired lease more than offset the reduction in rent from fewer leased centers. Insurance expense decreased 15% in the current period and 3% in the prior period.

Depreciation expense was up 10% in the current year and 4% in the prior year. The increases in both years relate mainly to the depreciation for amusement games and the expansion at Bowl America Dranesville.

The Company's effective income tax rates were 35.9% in 1998, 38.4% in 1997, and 37.6% in 1996, the difference from statutory rates being primarily for the partial exclusion of dividends received on investments and the state income tax exemption for interest on U.S. Government obligations.

YEAR 2000

The Year 2000 issue and its potentially adverse effect on information technology and embedded technology systems has received much attention during the year.

The Company has been reviewing its computer systems including hardware and software as well as electronic equipment which is operated by computer chips to determine the extent of this challenge for Bowl America. The Company has also identified and requested written verification from vendors and suppliers concerning their readiness for the year 2000.

As of September 1, 1998, the majority of the Company's systems have been assessed and most found to be year 2000 ready. Of those systems not yet 2000 compliant the cost of remediation does not appear to be material. Final identification of requirements and the steps to be implemented is expected to be completed in the second quarter of fiscal 1999. All updates and replacements are expected to be completed by fiscal year end 1999. We have received written verification from the vendors with whom we have material relationships that they are addressing the issue and expect to be 2000 ready by mid 1999.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                       CONSOLIDATED SUMMARY OF OPERATIONS

Selected Financial Data

                                      For the Years Ended
                       June 28,    June 29,    June 30,    July 2,     July 3,
                         1998        1997        1996        1995        1994
                     __________________________________________________________
Operating Revenues   $27,086,822 $26,995,056 $27,326,958 $29,493,578 $28,171,010
Operating Expenses    22,984,246  23,585,519  23,829,561  24,967,878  22,568,589
Interest and dividend
 Income                  675,302     632,927     663,550     593,207     479,938
                      __________  __________  __________  __________  __________
Earnings before pro-
 vision for income
 taxes                 4,777,878   4,042,464   4,160,947   5,118,907   6,082,359
Provision for income
 taxes                 1,716,000   1,552,000   1,567,000   1,849,000   2,265,000
                      __________  __________  __________  __________  __________
Net Earnings         $ 3,061,878 $ 2,490,464 $ 2,593,947 $ 3,269,907 $ 3,817,359

Weighted Average
 Shares Outstanding
 Basic & Diluted       5,659,864   5,680,425   5,728,183   5,747,746   5,760,568

Earnings Per Share
 Basic & Diluted            $.54        $.44        $.45        $.57        $.66

Net Cash Provided by
 Operating Activities $5,261,518  $4,513,157  $5,174,075  $4,271,585  $6,621,007
Dividends Paid        $2,264,293  $2,187,567  $2,177,956  $2,069,302  $2,017,736
Dividends Paid Per
 Share-Class A              $.40       $.385        $.38        $.36        $.35
      -Class B              $.40       $.385        $.38        $.36        $.35
Total Assets         $40,435,450 $38,002,571 $37,901,254 $36,584,745 $33,549,994
Stockholders' Equity $35,291,573 $33,381,832 $32,903,833 $32,443,501 $29,947,687
Net Book Value Per
 Share                  $6.24       $5.90       $5.79       $5.64        $5.20
Net Earnings as a %
 of Beginning Stock-
 holders' Equity         9.2%        7.6%        8.0%       10.9%        13.4%
Lanes in Operation        886         886         936          936          936
Centers in Operation       23          23          25           25           25

All share and per share amounts have been adjusted to reflect the declaration of a two-for-one stock split effective February 15, 1995.

Market Information
The principal market on which the Company's Class A Common Stock is traded is the American Stock Exchange. The Company's Class B Common Stock is not listed on any exchange and is not traded. This stock can be converted to Class A Common Stock at any time. The table below presents the price range of the Company's Class A stock in each quarter of fiscal 1998 and 1997.

       1998        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High         9 3/8      9 7/16       9 3/8       9 1/8
       Low          6 3/4      7 1/4        8 1/4       8 1/8

       1997        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High         7 1/8       7           7 1/2       7 1/4
       Low          6 1/2       6 1/2       6 1/2       6 3/4

Holders
The approximate number of holders of record of the Company's Class A Common Stock as of June 28, 1998 is 545 and of the Company's Class B Common Stock is 37.

Dividends
The table below presents the dividends per share of Class A and Class B stock paid, and the quarter in which the payment was made during fiscal 1998 and 1997.

                        Class A Common Stock
              Quarter            1998              1997
              ___________________________________________
              First            10 cents         9.5 cents
              Second           10 cents         9.5 cents
              Third            10 cents         9.5 cents
              Fourth           10 cents         10  cents

                        Class B Common Stock
              Quarter            1998              1997
              ___________________________________________
              First            10 cents         9.5 cents
              Second           10 cents         9.5 cents
              Third            10 cents         9.5 cents
              Fourth           10 cents         10  cents

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                            June 28, 1998         June 29, 1997
                                             ____________         ____________

ASSETS
Current Assets
  Cash and cash equivalents (Note 2)          $ 1,944,462          $ 1,797,656
  Short-term investments (Note 3)               8,041,136            6,375,039
  Inventories                                     697,571              700,200
  Prepaid expenses and other                      489,758              459,652
  Income taxes refundable                            -                  32,982
  Deferred income taxes (Note 8)                   21,000                 -
                                               __________           __________
Total Current Assets                           11,193,927            9,365,529
Property, Plant and Equipment, Net (Note 4)    22,223,345           23,454,699

Other Assets
  Marketable equity securities (Note 3)         6,360,356            4,363,058
  Cash surrender value-officers'life insurance    383,343              354,206
  Other                                           274,479              465,079
                                               __________           __________
TOTAL ASSETS                                  $40,435,450          $38,002,571

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                            June 28, 1998         June 29, 1997
                                            _____________         ____________

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                            $   848,330          $   992,397
  Accrued expenses                                776,051              840,502
  Other current liabilities                       343,496              382,840
  Deferred income taxes (Note 8)                     -                  70,000
                                               __________           __________
Total Current Liabilities                       1,967,877            2,285,739
Noncurrent Deferred Income Taxes (Note 8)       3,176,000            2,335,000
                                               __________           __________
TOTAL LIABILITIES                               5,143,877            4,620,739



Commitments and Contingencies (Note 5)

Stockholders' Equity (Note 6)
  Preferred stock,
   par value $10 a share: Authorized
   and unissued 2,000,000 shares
  Common stock,
   par value $.10 per share
   Authorized 10,000,000 shares
    Class A issued
     4,120,351 and 4,125,998 shares               412,035              412,600
    Class B issued 1,536,146                      153,614              153,614
  Additional paid-in capital                    4,893,504            4,896,835
  Unrealized gain on securities
   available-for-sale, net of tax               3,335,331            2,173,033
  Retained earnings                            26,497,089           25,745,750
                                               __________           __________

TOTAL STOCKHOLDERS' EQUITY                    $35,291,573          $33,381,832

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $40,435,450          $38,002,571

See notes to consolidated financial information.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                   For the Years Ended
                                 June 28, 1998   June 29, 1997     June 30, 1996
                                 ______________________________________________
Operating Revenues
 Bowling and other                $19,327,793      $19,037,964      $18,949,937
 Food, beverage and
   merchandise sales                7,759,029        7,957,092        8,377,021
                                   __________       __________       __________
                                   27,086,822       26,995,056       27,326,958

Operating Expenses
 Compensation and benefits         11,608,348       11,944,536       12,069,124
 Cost of bowling and other          5,762,553        6,192,194        6,396,141
 Cost of food, beverage and
   merchandise sales                2,434,639        2,496,024        2,542,485
 Depreciation and amortization      2,322,999        2,110,570        2,034,605
 General and administrative           855,707          842,195          787,206
                                   __________       __________       __________
                                   22,984,246       23,585,519       23,829,561

Operating Income                    4,102,576        3,409,537        3,497,397
 Interest and dividend income         675,302          632,927          663,550
                                   __________       __________       __________
Earnings before provision
 for income taxes                   4,777,878        4,042,464        4,160,947
Provision for income taxes(Note 8)
 Current                            1,801,000        1,596,000        1,559,000
 Deferred                             (85,000)         (44,000)           8,000
                                    _________       __________       __________
                                    1,716,000        1,552,000        1,567,000
Net Earnings                      $ 3,061,878      $ 2,490,464      $ 2,593,947
Earnings Per Share-Basic &
 Diluted                               $.54             $.44             $.45

See notes to consolidated financial statements.

                                     BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                  COMMON STOCK                               Net Unrealized
                                      _______________________________________   Additional   Gain on Avail-
                                      Class A    Class A   Class B    Class B    Paid-In     able-for-Sale    Retained
                                      Shares     Amount    Shares     Amount     Capital     Securities(1)    Earnings

Balance July 2, 1995                 4,206,931  $420,693  1,536,146  $153,614   $4,944,585    $1,385,940    $25,538,669
 Purchase of stock                     (60,621)   (6,062)      -         -         (35,766)                    (386,103)
 Cash dividends paid(38 cents/sh)         -         -          -         -            -                      (2,177,956)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -          472,272           -
 Net earnings for the year                -         -          -         -            -             -         2,593,947
_________________________________________________________________________________________________________________________
Balance June 30, 1996                4,146,310  $414,631  1,536,146  $153,614   $4,908,819    $1,858,212    $25,568,557
 Purchase of stock                     (20,312)   (2,031)      -         -         (11,984)         -          (125,704)
 Cash dividends paid(38 1/2 cents/sh)     -         -          -         -            -             -        (2,187,567)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -          314,821           -
 Net earnings for the year                -         -          -         -            -             -         2,490,464
_______________________________________________________________________________________________________________________
Balance June 29, 1997                4,125,998  $412,600  1,536,146  $153,614   $4,896,835    $2,173,033    $25,745,750
 Purchase of stock                      (5,647)     (565)      -         -          (3,331)         -           (46,246)
 Cash dividends paid(40 cents/sh)         -         -          -         -            -             -        (2,264,293)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -        1,162,298           -
 Net earnings for the year                -         -          -         -            -             -         3,061,878
________________________________________________________________________________________________________________________
Balance, June 28, 1998               4,120,351  $412,035  1,536,146  $153,614   $4,893,504    $3,335,331    $26,497,089

     (1)Unrealized gains and losses are shown net of tax
     See notes to consolidated financial statements.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              June 28,    June 29,     June 30,
                                                1998        1997         1996
Cash Flows From Operating Activities
 Net earnings                                $3,061,878  $2,490,464  $2,593,947
  Adjustments to reconcile net earnings to
  net cash provided by operating activities:
   Depreciation and amortization              2,322,999   2,110,570   2,034,605
   (Decrease) increase in deferred
    income taxes                                (85,000)    (44,000)      8,000
   Loss (gain) on disposition of assets-net      13,397     (12,588)     21,087
 Changes in assets and liabilities:
  Decrease (increase) in inventories              2,629     (14,423)    (68,647)
  (Increase) decrease in prepaid expenses
    and other                                   (30,106)    277,007    (174,442)
  Decrease in income taxes refundable            32,982     171,680     239,964
  Decrease (increase) in other long-term
    assets                                      190,600      60,084     (39,161)
  (Decrease) increase in accounts payable      (144,066)   (454,756)    753,873
  Decrease in accrued expenses and
    payroll deductions                          (64,451)    (65,737)   (141,027)
  Decrease in other current liabilities         (39,344)     (5,144)    (54,124)
                                              _________   _________   _________
Net cash provided by operating activities    $5,261,518  $4,513,157  $5,174,075
                                              _________   _________   _________
Cash Flows from Investing Activities
  Expenditures for property,plant,equipment  (1,105,043) (2,872,160) (1,336,946)
  Net (increase) decrease in short-term
   investments                               (1,666,097)    385,127     (99,208)
  (Increase) decrease in cash surrender
    value                                       (29,137)    (22,044)     15,150
                                              _________   _________   _________
Net cash used in investing activities        (2,800,277) (2,509,077) (1,421,004)
                                              _________   _________   _________
Cash Flows from Financing Activities
  Payment of cash dividends                  (2,264,293) (2,187,567) (2,177,956)
  Purchase of Class A Common Stock              (50,142)   (139,719)   (427,931)
                                              _________   _________   _________
Net cash used in financing activities        (2,314,435) (2,327,286) (2,605,887)
                                              _________   _________   _________
Net Increase (Decrease) in Cash
  and Cash Equivalents                          146,806    (323,206)  1,147,184
Cash and Cash Equivalents, Beginning of Year  1,797,656   2,120,862     973,678
                                              _________   _________   _________
Cash and Cash Equivalents, End of Year       $1,944,462  $1,797,656  $2,120,862

Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for
   Income taxes                              $1,969,113  $1,430,334  $1,319,661
   Interest                                      $1,528      $1,528      $1,528
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

Fiscal Year
    The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 1998 ended June 28, 1998, fiscal year 1997 ended June 29, 1997, and fiscal year 1996 ended June 30, 1996. Fiscal years 1998, 1997 and 1996 each consisted of 52 weeks.

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

Income Taxes
    Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this method, deferred income tax liabilities and assets are based on the differences between the financial statement and tax bases of assets and liabilities,using tax rates currently in effect. A valuation allowance is provided when realization of deferred tax assets does not appear probable.

Fair Value of Financial Instruments
    The fair value of the noncurrent marketable security portfolio is disclosed in Note 3. The cost of all other financial instruments approximates fair value.

Investment Securities
    Effective July 4, 1994, the Company adopted SFAS No. 115 entitled "Accounting for Certain Investments in Debt and Equity Securities".
All of the Company's readily marketable debt and equity securities are classified as available-for-sale. Accordingly these securities are recorded at fair value with any unrealized gains and losses excluded from earnings and reported, net of deferred taxes, within a separate component of stockholders' equity until realized. Realized gains and losses on the sale of debt and equity securities are reported in earnings and determined using the adjusted cost of the specific security sold.

Earnings Per Share
    During fiscal year 1998 the Company adopted SFAS No. 128 "Earnings Per Share". For the years ended June 28, 1998, June 29, 1997, and June 30, 1996, earnings per share basic and diluted have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,659,864, 5,680,425 and 5,728,183, respectively.

Cash and Cash Equivalents
    For purposes of the Consolidated Statements of Cash Flows, the Company considers money market funds, certificates of deposits, repurchase agreements and treasury securities with original maturities of three months or less to be cash equivalents.

New Accounting Pronouncement Not Yet Adopted
    The Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", in June 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Comprehensive income consists of the total change in equity during the period, exclusive of any shareholders contributions and distributions. Other comprehensive income includes such items as unrealized gains and losses on available-for-sale securities. This statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comprehensive income is required. The Company will adopt this standard in the first quarter of fiscal year 1999. The adoption of this standard will have no effect on the Company's reported results of operations or financial position.

    The Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in June 1997. SFAS No. 131 establishes criteria for determining an operating segment and the related financial information required to be disclosed.
SFAS No. 131 is effective for fiscal years beginning after December 15, 1997; however, disclosure is not required in interim financial statements in the initial year of adoption. Accordingly, the Company will make the required disclosures for the fiscal year ending June 27, 1999. The adoption of this standard will have no effect on the Company's reported results of operations or financial position.

2.  CASH AND CASH EQUIVALENTS
    Cash and cash equivalents consisted of the following:

                                              June 28,        June 29,
                                                1998            1997
     Demand deposits and cash on hand       $  631,661      $  491,537
     Money market funds                        152,801         538,119
     Repurchase agreements                   1,160,000         768,000
                                              ________       _________
                                            $1,944,462      $1,797,656

3.  INVESTMENTS
    Short-term investments consist of certificates of deposits, U.S. Treasury securities and a mutual fund which invests in mortgage backed securities (maturities of generally three months to one year). Non-current investments are marketable equity securities which consist of twelve telecommunications stocks. The Company has classified all readily marketable debt and equity securities as available-for-sale. These available-for-sale securities are carried at fair value in accordance with the provisions of SFAS No. 115.
For the U.S. Treasury securities and the mutual fund, the cost of these investments approximates fair value.

     The following table summarizes the cost and approximate fair values of equity securities available-for-sale as of June 28, 1998, and June 29, 1997 as follows:

                                   Original      Unrealized        Fair
                                     Cost           Gain          Value
June 28, 1998
Securities available-for-sale      $857,782      $5,502,574      $6,360,356

June 29, 1997
Securities available-for-sale      $857,782      $3,505,276      $4,363,058


    There were no sales of these available-for-sale securities in the years ended June 28, 1998, June 29, 1997 and June 30, 1996.

4.  PROPERTY, PLANT, AND EQUIPMENT
    Property, plant, and equipment, as cost, consist of the following:

                                              June 28,       June 29,
                                                1998           1997
Bowling lanes and equipment                 $17,530,264     $17,140,723
Amusement games                                 726,527         461,283
Buildings and building improvements          17,262,980      17,055,845
Leasehold improvements                          956,173         958,511
Land                                          7,698,228       7,698,228
Bowling lanes and equipment not yet in use      232,325         192,859
                                             __________      __________
                                             44,406,497      43,507,449
Less accumulated depreciation and
  amortization                               22,183,152      20,052,750
                                             __________      __________
                                            $22,223,345     $23,454,699

5.  COMMITMENTS AND CONTINGENCIES
Lease Commitments
    The Company and its subsidiaries are obligated under long-term real estate lease agreements for seven bowling centers. Certain of the Company's real estate leases provide for additional annual rents based upon total gross revenues and increases in real estate taxes and insurance. Generally, the leases contain renewal options ranging from 5 to 10 years.
     At June 28, 1998, the minimum fixed rental commitments related to all noncancelable leases, were as follows:

           Year Ending
           1999                                        400,000
           2000                                        400,000
           2001                                        300,305
           2002                                         70,880
           2003                                         15,000
           Thereafter                                  823,750
                                                     _________
           Total minimum lease payments             $2,009,935

    Net rental expense was as follows:
                                            For the Years Ended
                                           1998      1997      1996
Minimum rental under operating leases    $442,400  $524,484  $534,000
Excess percentage rentals                 277,785   135,786   144,026
                                          _______   _______   _______
                                         $720,185  $660,270  $678,026


6.  STOCKHOLDERS' EQUITY
    The Class A shares have one vote per share voting power. The Class B shares may vote ten votes per share and are convertible to Class A shares at the option of the stockholder.

7.  PROFIT-SHARING AND ESOP PLAN
    The Company has a profit-sharing plan which, generally, covers all individ-uals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended June 28, 1998, June 29, 1997, and June 30, 1996, contributions in the amount of $125,000, $110,000, and $105,000, respectively, were charged to operations.
    Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. Prior to fiscal year 1995, the contributions were allocated to participants based on compensation and years of service. Since fiscal year 1995 contributions are allocated based on compensation only in order to comply with Internal Revenue Service code requirements. The Company's contributions to the Plan for fiscal years 1998, 1997, and 1996 were $125,000, $110,000, and $105,000, respectively.

9.  INCOME TAXES
    The significant components of the Company's deferred tax assets and liabil-ities were as follows:
                                               June 28,         June 29,
                                                 1998             1997
         Deferred tax assets:
            Accrued expenses                 $   64,000       $   68,000
            Other                                56,000             -
                                              _________        _________
         Total deferred tax assets              120,000           68,000
         Deferred tax liabilities:
            Property, plant and equipment       952,000        1,003,000
            Unrealized gain on available-
              for-sale securities             2,167,000        1,332,000
            Prepaid expenses                     99,000           76,000
            Other                                57,000           62,000
                                              _________        _________
         Total deferred tax liabilities       3,275,000        2,473,000
                                              _________        _________
         Net deferred income taxes           $3,155,000       $2,405,000

    Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

                                 For the Years Ended
                                       1998     %          1997     %          1996    %
Taxes computed at statutory rate  $1,624,000  34.0%   $1,374,000  34.0%   $1,415,000  34.0%
State income taxes, net of Federal
 income tax benefit                  241,000   5.0       220,000   5.4       155,000   3.7
Dividends received exclusion         (91,000) (1.9)      (29,000) (0.7)      (30,000) (0.7)
All other-net                        (58,000) (1.2)      (13,000) (0.3)       27,000    .6
                                   _________  ____     _________  ____     _________  ____
                                  $1,716,000  35.9%   $1,552,000  38.4%   $1,567,000  37.6%

9.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following summary represents the results of operations for each of the quarters in fiscal years 1998 and 1997 (dollars in thousands, except for earnings per share):

                                              Earnings
                                               (Loss)
                                               Before             Earnings
                         Operating Operating  Provision   Net      (Loss)
                         Revenues   Income   for Income Earnings     Per
                                    (Loss)     Taxes     (Loss)     Share
1998
June 28, 1998             $5,700     $  522    $  714    $  518      $.09
March 29, 1998             8,623      2,506     2,704     1,685       .30
December 28, 1997          7,347      1,222     1,372       859       .15
September 28, 1997         5,417       (147)      (12)       -         -

1997
June 29, 1997             $5,977     $  258    $  447    $  237      $.04
March 30, 1997             8,502      2,283     2,480     1,546       .28
December 29, 1996          7,151      1,190     1,314       823       .14
September 29, 1996         5,365       (321)     (199)     (116)     (.02)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bowl America Incorporated
Alexandria, Virginia

    We have audited the accompanying consolidated balance sheets of Bowl America Incorporated and subsidiaries as of June 28, 1998 and June 29, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bowl America Incorporated and subsidiaries as of June 28, 1998 and June 29, 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 28, 1998, in conformity with generally accepted accounting principles.



Deloitte and Touche LLP
Washington, DC

September 3, 1998