Form 10-K405, Exhibit 13
period 1999-06-27
BOWL AMERICA INC
filed 1999-09-23
CIK 13573

                  BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                               PRESIDENT'S LETTER

September 16, 1999

Dear Fellow Owner:

We continue to adapt successfully to our customers' changing entertainment tastes.

Profits grew again while our core league business continued to decline. Earnings per share increased 13% over fiscal 1998 and 39% over 1997 despite the fall off in adult league bowling. The upswing in open play and special events was even more pronounced this summer. Our June-August gross revenues were up 9% with one fewer center. In both July and August, we operated profitably. In the last 15 years, only once was even one of those two months profitable (August 1992).

Part of what is happening has historic roots. When a bowling center is filled with leagues, potential open play customers become discouraged and may not even try to bowl. This provides a shrinking pool of replacement bowlers for existing leagues. It is only when league play has contracted enough that people feel they can drop into a bowling center on a weeknight and get a lane that we can begin to build back our customer base. During World War II, our center was triple shifted with leagues. A five person team that bowled at 5:00 p.m. was followed by a 7:00 p.m. league and a third group at 9:00 p.m. Some of the later bowlers would even stay on into the wee hours to test their skills. It was, in fact, impossible to get together a group for a spur of the moment bowling party. The end of gas rationing and the coming of TV changed all that, so a new generation was able to "get a lane". The next wave of new people came with the automatic pinsetter which led to new centers, more capacity and more bowlers.

Now it is again possible most nights and in most cities to get together a group of friends and just go bowling. Our challenge is to make sure that those customers enjoy themselves enough to participate regularly and to talk about the fun they had to their friends, neighbors and fellow workers.

However, our historic emphasis on leagues will stand us well even in this new environment. In a new article last week, a financial analyst was quoted as saying that another recreation company, currently in bankruptcy, needed only to get customers to come back a SECOND time to survive. The Bowl America staff has been trained to get customers to come back 35 times a year. They should find it easy to persuade the casual bowler to return because they have learned that recreation is an experience, not a product. It is superior customer service that has made Bowl America the bowling centers for people who love to bowl.

While we will make some changes in our physical plant, most of our assets are of equal appeal to both groups. Our locations are well positioned for both after work and neighborhood use. Electronic scoring makes this game easy for beginners and keeps statistics for our league players. We have menus tailored for active customers. Our experience the last few years has convinced us that we can continue to invest in carefully selected new locations. Also, the greater the number of recreation events a person tries, the greater the bargain bowling seems. Therefore, we should get the advantage of better pricing to support all of our locations.

One of the problems with regard to this year, however, is that this mix of business will cause our results to be less predictable because of the lower number of pre-contracted every week league players. Further, we have been fortunate the last two years to have had mild winters which enabled bowlers to get to our centers almost without interruption. On a more positive note, we have the exceptional start this summer and this is a 53-week year. Additionally, our stock purchases, while reducing total earnings, should serve to increase our cash flow and per share results.

One of the best things we have going for us is the number of people on our staff who have dealt with swings in entertainment tastes and kept Bowl America profitable over the years. They are being challenged by this changing environment, but I am confident they can handle it.


Leslie H. Goldberg
Leslie H. Goldberg, President

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operating activities in fiscal 1999 was $5,335,000 which was sufficient to meet day-to-day cash needs. Short-term investments consist-ing mainly of U.S. Treasury Bills and Notes, and cash totaled $9,248,000 at the end of fiscal 1999 compared to $9,986,000 at the end of fiscal 1998.

The Company purchased 401,610 shares of its previously outstanding common stock in fiscal year 1999 for a cost of $2,850,000. An additional 75,820 shares have been purchased for approximately $509,000 since year end.

Approximately $971,000 was expended to acquire property and equipment during fiscal 1999. The purchases included amusement game machines and upgraded bowling equipment. In last year's report it was mentioned that Bowl America had made offers to purchase two sites. Currently the Company has a signed contract with contingencies for approval of permits on one of those sites. There is no other contract; however, the Company is actively seeking land for an additional location. Cash and cash flows are sufficient to finance the estimated $8 million costs of land, building and equipment should two contracts reach fruition. The Company's position in telecommunication stocks is an additional source of expansion capital.

These marketable securities are carried at their fair value on the last day of the quarter. During the year ended June 27, 1999, the value of the Company's holdings increased approximately $3 million with a net after tax unrealized gain of $1,951,000. There were no transactions in these stocks.

Dividends per share increased for the twenty-seventh consecutive year. Cash dividends paid to shareholders during fiscal 1999 exceeded $2.2 million.
While no factors requiring a change in the dividend rate are apparent, the Board of Directors decides the amount and timing of any dividend at its quarterly meeting based on its appraisal of the state of the business and its estimate of future opportunities.

During the fourth quarter of fiscal 1999, the Company closed a location operating with a negative cash flow. In the fourth quarter of fiscal 1997 two centers were closed at the expiration of their leases. These centers were producing negative cash flow as well.

RESULTS OF CONSOLIDATED OPERATIONS

The current year comparisons reflect the same number of centers in operation for the peak periods of fiscal 1999 and 1998. The prior period comparisions are significantly influenced by the change in operating locations from 25 to 23.

Total consolidated operating revenues increased 2% in fiscal 1999 and less than 1% in fiscal 1998. Bowling and related services revenue was up 2% in both the current and prior years. In the current year increases in the average game rate and rental shoe revenue offset the decline in linage.
In the prior year the increase in amusement game revenue as a result of more Company owned machines in service was primarily responsible.

Total food, beverage and merchandise sales were up 1% in the current year versus a decrease of 2% in the prior year. The total cost of food, beverage and merchandise sales decreased slightly in fiscal 1999 and 2% in the prior year.

Bowling lane maintenance including the resurfacing of the majority of our wooden lanes was mainly responsible for a 12% increase in maintenance costs in the current year versus a decrease in maintenance costs last year.

Advertising and supplies costs decreased in both years. The prior year included costs related to the equipment and advertising of additional glow-in-the-dark locations.

Utility expense decreased 2% in the current year and 8% in the prior year.
The prior year decrease was a result of mild winter weather and fewer locations in operation.

Rent expense decreased 20% in the current year. Last year's rent expense included a one-time termination payment under an expired lease. Insurance costs increased 6% versus a decrease of 15% in the prior period.

Depreciation expense decreased 2% in fiscal 1999 and increased 10% in fiscal 1998. The increase in the number of owned amusement game machines and the Dranesville expansion were the primary reasons for the increase last year.

The Company's effective income tax rates were 36.3% in 1999, 35.9% in 1998, and 38.4% in 1997, the difference from statutory rates being primarily for the partial exclusion of dividends received on investments and the state income tax exemption for interest on U.S. Government obligations.

Year 2000

Preparing for Year 2000 has been a priority for Bowl America. The Company has reviewed its computerized operations including the hardware and software of its main computer system as well as bowling center autoscoring systems. Because Bowl America does not rely heavily on date sensitive calculations for its internal operations, the cost of remediation has not been material, less than $100,000.

As of September 1, 1999, the operating system and all significant software of the corporate computer were year 2000 ready. All autoscore systems in the bowling centers have been upgraded to be compliant.

We are continuing to receive compliance information from our material vendors on their progress. Many are currently Year 2000 ready while others continue to state that they will be ready on a timely basis.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                       CONSOLIDATED SUMMARY OF OPERATIONS

Selected Financial Data

                                      For the Years Ended
                       June 27,    June 28,    June 29,    June 30,     July 2,
                         1999        1998        1997        1996        1995
                     __________________________________________________________
Operating Revenues   $27,547,490 $27,086,822 $26,995,056 $27,326,958 $29,493,578
Operating Expenses    22,995,118  22,984,246  23,585,519  23,829,561  24,967,878
Interest and dividend
 Income                  684,781     675,302     632,927     663,550     593,207
                      __________  __________  __________  __________  __________
Earnings before pro-
 vision for income
 taxes                 5,237,153   4,777,878   4,042,464   4,160,947   5,118,907
Provision for income
 taxes                 1,902,000   1,716,000   1,552,000   1,567,000   1,849,000
                      __________  __________  __________  __________  __________
Net Earnings         $ 3,335,153 $ 3,061,878 $ 2,490,464 $ 2,593,947 $ 3,269,907

Weighted Average
 Shares Outstanding
 Basic & Diluted       5,465,789   5,659,864   5,680,425   5,728,183   5,747,746

Earnings Per Share
 Basic & Diluted            $.61        $.54        $.44        $.45        $.57

Net Cash Provided by
 Operating Activities $5,334,800  $5,261,518  $4,513,157  $5,174,075  $4,271,585
Dividends Paid        $2,249,628  $2,264,293  $2,187,567  $2,177,956  $2,069,302
Dividends Paid Per
 Share-Class A              $.41        $.40       $.385        $.38        $.36
      -Class B              $.41        $.40       $.385        $.38        $.36
Total Assets         $41,747,936 $40,435,450 $38,002,571 $37,901,254 $36,584,745
Stockholders' Equity $35,477,445 $35,291,573 $33,381,832 $32,903,833 $32,443,501
Net Book Value Per
 Share                  $6.49       $6.24       $5.90       $5.79        $5.64
Net Earnings as a %
 of Beginning Stock-
 holders' Equity         9.5%        9.2%        7.6%        8.0%        10.9%
Lanes in Operation        854         886         886         936          936
Centers in Operation       22          23          23          25           25

All share and per share amounts have been adjusted to reflect the declaration of a two-for-one stock split effective February 15, 1995.

Market Information
The principal market on which the Company's Class A Common Stock is traded is the American Stock Exchange. The Company's Class B Common Stock is not listed on any exchange and is not traded. This stock can be converted to Class A Common Stock at any time. The table below presents the price range of the Company's Class A stock in each quarter of fiscal 1999 and 1998.

       1999        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High         9          7 3/4        7 3/4       7 3/8
       Low          7 3/16     6 7/8        6 3/4       6 3/8

       1998        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High         9 3/8       9 7/16      9 3/8       9 1/8
       Low          6 3/4       7 1/4       8 1/4       8 1/8

Holders
The approximate number of holders of record of the Company's Class A Common Stock as of June 27, 1999 is 524 and of the Company's Class B Common Stock is 39.

Dividends
The table below presents the dividends per share of Class A and Class B stock paid, and the quarter in which the payment was made during fiscal 1999 and 1998.

                        Class A Common Stock
              Quarter            1999              1998
              ___________________________________________
              First            10   cents       10 cents
              Second           10   cents       10 cents
              Third            10.5 cents       10 cents
              Fourth           10.5 cents       10 cents

                        Class B Common Stock
              Quarter            1999              1998
              ___________________________________________
              First            10   cents       10 cents
              Second           10   cents       10 cents
              Third            10.5 cents       10 cents
              Fourth           10.5 cents       10 cents

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                            June 27, 1999         June 28, 1998
                                             ____________         ____________

ASSETS
Current Assets
  Cash and cash equivalents (Note 2)          $ 1,557,225          $ 1,944,462
  Short-term investments (Note 3)               7,690,576            8,041,136
  Inventories                                     618,875              697,571
  Prepaid expenses and other                      482,279              489,758
  Income taxes refundable                          89,194                 -
  Deferred income taxes (Note 8)                   15,000               21,000
                                               __________           __________
Total Current Assets                           10,453,149           11,193,927
Property, Plant and Equipment, Net (Note 4)    20,908,976           22,223,345

Other Assets
  Marketable equity securities (Note 3)         9,506,955            6,360,356
  Cash surrender value-officers'life insurance    384,925              383,343
  Other                                           493,931              274,479
                                               __________           __________
TOTAL ASSETS                                  $41,747,936          $40,435,450

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                            June 27, 1999         June 28, 1998
                                            _____________         ____________

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                            $   738,040          $   848,330
  Accrued expenses                                977,400              776,051
  Other current liabilities                       349,051              343,496
                                               __________           __________
Total Current Liabilities                       2,064,491            1,967,877
Noncurrent Deferred Income Taxes (Note 8)       4,206,000            3,176,000
                                               __________           __________
TOTAL LIABILITIES                               6,270,491            5,143,877



Commitments and Contingencies (Note 5)

Stockholders' Equity (Note 6)
  Preferred stock,
   par value $10 a share: Authorized
   and unissued 2,000,000 shares
  Common stock,
   par value $.10 per share
   Authorized 10,000,000 shares
    Class A issued
     3,746,171 and 4,120,351 shares               374,617              412,035
    Class B issued
     1,508,716 and 1,536,146 shares               150,871              153,614
  Additional paid-in capital                    4,265,443            4,893,504
  Accumulated other comprehensive earnings-
    Unrealized gain on securities
   available-for-sale, net of tax               5,285,930            3,335,331
  Retained earnings                            25,400,584           26,497,089
                                               __________           __________

TOTAL STOCKHOLDERS' EQUITY                    $35,477,445          $35,291,573

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $41,747,936          $40,435,450

See notes to consolidated financial information.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF EARNINGS & COMPREHENSIVE EARNINGS

                                                   For the Years Ended
                                 June 27, 1999   June 28, 1998     June 29, 1997
                                 ______________________________________________
Operating Revenues
 Bowling and other                $19,696,199      $19,327,793      $19,037,964
 Food, beverage and
   merchandise sales                7,851,291        7,759,029        7,957,092
                                   __________       __________       __________
                                   27,547,490       27,086,822       26,995,056

Operating Expenses
 Compensation and benefits         11,820,526       11,608,348       11,944,536
 Cost of bowling and other          5,654,989        5,762,553        6,192,194
 Cost of food, beverage and
   merchandise sales                2,414,579        2,434,639        2,496,024
 Depreciation and amortization      2,268,267        2,322,999        2,110,570
 General and administrative           836,757          855,707          842,195
                                   __________       __________       __________
                                   22,995,118       22,984,246       23,585,519

Operating Income                    4,552,372        4,102,576        3,409,537
 Interest and dividend income         684,781          675,302          632,927
                                   __________       __________       __________
Earnings before provision
 for income taxes                   5,237,153        4,777,878        4,042,464
Provision for income taxes(Note 8)
 Current                            2,062,000        1,801,000        1,596,000
 Deferred                            (160,000)         (85,000)         (44,000)
                                    _________       __________       __________
                                    1,902,000        1,716,000        1,552,000

Net Earnings                      $ 3,335,153      $ 3,061,878      $ 2,490,464

Other Comprehensive Earnings Net
 of Tax-unrealized gain on
 available-for-sale securities      1,950,599        1,162,298          314,821

Comprehensive Earnings              5,285,752        4,224,176        2,805,285

Earnings Per Share-Basic &
 Diluted                               $.61             $.54             $.44

See notes to consolidated financial statements.

                                     BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                  COMMON STOCK                               Net Unrealized
                                      _______________________________________   Additional   Gain on Avail-
                                      Class A    Class A   Class B    Class B    Paid-In     able-for-Sale    Retained
                                      Shares     Amount    Shares     Amount     Capital     Securities(1)    Earnings

Balance June 30, 1996                4,146,310  $414,631  1,536,146  $153,614   $4,908,819    $1,858,212    $25,568,557
 Purchase of stock                     (20,312)   (2,031)      -         -         (11,984)         -          (125,704)
 Cash dividends paid(38 1/2cents/sh)      -         -          -         -            -                      (2,187,567)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -          314,821           -
 Net earnings for the year                -         -          -         -            -             -         2,490,464
_________________________________________________________________________________________________________________________
Balance June 29, 1997                4,125,998  $412,600  1,536,146  $153,614   $4,896,835    $2,173,033    $25,745,750
 Purchase of stock                      (5,647)     (565)      -         -          (3,331)         -           (46,246)
 Cash dividends paid(40 cents/sh)         -         -          -         -            -             -        (2,264,293)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -        1,162,298           -
 Net earnings for the year                -         -          -         -            -             -         3,061,878
_______________________________________________________________________________________________________________________
Balance June 28, 1998                4,120,351  $412,035  1,536,146  $153,614   $4,893,504    $3,335,331    $26,497,089
 Purchase of stock                    (374,180)  (37,418)   (27,430)   (2,743)    (628,061)         -        (2,182,030)
 Cash dividends paid(41 cents/sh)         -         -          -         -            -             -        (2,249,628)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -        1,950,599           -
 Net earnings for the year                -         -          -         -            -             -         3,335,153
________________________________________________________________________________________________________________________
Balance, June 27, 1999               3,746,171  $374,617  1,508,716  $150,871   $4,265,443    $5,285,930    $25,400,584

     (1)Unrealized gains and losses are shown net of tax
     See notes to consolidated financial statements.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              June 27,    June 28,     June 29,
                                                1999        1998         1997
Cash Flows From Operating Activities
 Net earnings                                $3,335,153  $3,061,878  $2,490,464
  Adjustments to reconcile net earnings to
  net cash provided by operating activities:
   Depreciation and amortization              2,268,267   2,322,999   2,110,570
   Increase in deferred income taxes           (160,000)    (85,000)    (44,000)
   Loss (gain) on disposition of assets-net      17,237      13,397     (12,588)
 Changes in assets and liabilities:
  Decrease (increase) in inventories             78,696       2,629     (14,423)
  Decrease (increase) in prepaid expenses
    and other                                     7,479     (30,106)    277,007
  (Increase) decrease in income taxes
    refundable                                  (89,194)     32,982     171,680
  (Increase) decrease in other long-term
    assets                                     (219,452)    190,600      60,084
  Decrease in accounts payable                 (110,290)   (144,066)   (454,756)
  Increase (decrease) in accrued expenses
    and payroll deductions                      201,349     (64,451)    (65,737)
  Increase (decrease) in other current
    liabilities                                   5,555     (39,344)     (5,144)
                                              _________   _________   _________
Net cash provided by operating activities    $5,334,800  $5,261,518  $4,513,157
                                              _________   _________   _________
Cash Flows from Investing Activities
  Expenditures for property,plant,equipment    (971,135) (1,105,043) (2,872,160)
  Net decrease (increase) in short-term
    investments                                 350,560  (1,666,097)    385,127
  (Increase) decrease in cash surrender
    value                                        (1,582)    (29,137)    (22,044)
                                              _________   _________   _________
Net cash used in investing activities          (622,157) (2,800,277) (2,509,077)
                                              _________   _________   _________
Cash Flows from Financing Activities
  Payment of cash dividends                  (2,249,628) (2,264,293) (2,187,567)
  Purchase of Class A Common Stock           (2,654,813)    (50,142)   (139,719)
  Purchase of Class B Common Stock             (195,439)       -           -
                                              _________   _________   _________
Net cash used in financing activities        (5,099,880) (2,314,435) (2,327,286)
                                              _________   _________   _________
Net (Decrease) Increase in Cash
  and Cash Equivalents                         (387,237)    146,806    (323,206)
Cash and Cash Equivalents, Beginning of Year  1,944,462   1,797,656   2,120,862
                                              _________   _________   _________
Cash and Cash Equivalents, End of Year       $1,557,225  $1,944,462  $1,797,656

Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for
   Income taxes                              $2,282,560  $1,969,113  $1,430,334
   Interest                                      $1,528      $1,528      $1,528
See notes to financial information.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
    Bowl America Incorporated is engaged in the operation of 22 bowling centers, with food and beverage service in each center. Thirteen centers are located in metropolitan Washington D.C., two centers in metropolitan Baltimore, Maryland, one center in metropolitan Orlando, Florida, three centers in metropolitan Richmond, Virginia, and three centers in metropolitan Jacksonville, Florida. These 22 centers contain a total of 854 lanes.

Principles of Consolidation
    The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiary corporations. All significant inter-company items have been eliminated in the consolidated financial statements.

Fiscal Year
    The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 1999 ended June 27, 1999, fiscal year 1998 ended June 28, 1998, and fiscal year 1997 ended June 29, 1997. Fiscal years 1999, 1998 and 1997 each consisted of 52 weeks.

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

Investment Securities
    The Company accounts for its investments in accordance with SFAS No. 115 entitled "Accounting for Certain Investments in Debt and Equity Securities". All of the Company's readily marketable debt and equity securities are classified as available-for-sale. Accordingly these securities are recorded at fair value with any unrealized gains and losses excluded from earnings and reported, net of deferred taxes, within a separate component of stockholders' equity until realized. Realized gains and losses on the sale of debt and equity securities are reported in earnings and determined using the adjusted cost of the specific security sold.

Earnings Per Share
    Earnings per share basic and diluted have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,465,789, 5,659,864 and 5,680,425, respectively.

Comprehensive Earnings
    In fiscal 1999, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." As such, a consolidated statements of comprehensive earnings reflecting the aggregation of net earnings and unrealized gain on available-for-sale securities, the Company's principal components of other comprehensive earnings, has been presented for each of the three years in the period ended June 27, 1999.

Cash and Cash Equivalents
    For purposes of the Consolidated Statements of Cash Flows, the Company considers money market funds, certificates of deposits, repurchase agreements and treasury securities with original maturities of three months or less to be cash equivalents.

2.  CASH AND CASH EQUIVALENTS
    Cash and cash equivalents consisted of the following:

                                              June 27,        June 28,
                                                1999            1998
     Demand deposits and cash on hand       $  172,671      $  631,661
     Money market funds                        367,554         152,801
     Repurchase agreements                   1,017,000       1,160,000
                                              ________       _________
                                            $1,557,225      $1,944,462

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

     The following table summarizes the cost and approximate fair values of equity securities available-for-sale as of June 27, 1999, and June 28, 1998 as follows:

                                   Original      Unrealized        Fair
                                     Cost           Gain          Value
June 27, 1999
Securities available-for-sale      $857,782      $8,649,173      $9,506,955

June 28, 1998
Securities available-for-sale      $857,782      $5,502,574      $6,360,356


    There were no sales of these available-for-sale securities in the years ended June 27, 1999, June 28, 1998 and June 29, 1997.

4.  PROPERTY, PLANT, AND EQUIPMENT
    Property, plant, and equipment, as cost, consist of the following:

                                              June 27,       June 28,
                                                1999           1998
Bowling lanes and equipment                 $17,575,699     $17,530,264
Amusement games                                 779,012         726,527
Buildings and building improvements          17,389,469      17,262,980
Leasehold improvements                          866,707         956,173
Land                                          7,698,228       7,698,228
Bowling lanes and equipment not yet in use      303,095         232,325
                                             __________      __________
                                             44,612,210      44,406,497
Less accumulated depreciation and
  amortization                               23,703,234      22,183,152
                                             __________      __________
                                            $20,908,976     $22,223,345

5.  COMMITMENTS AND CONTINGENCIES
Lease Commitments
    The Company and its subsidiaries are obligated under long-term real estate lease agreements for seven bowling centers. Certain of the Company's real estate leases provide for additional annual rents based upon total gross revenues and increases in real estate taxes and insurance. Generally, the leases contain renewal options ranging from 5 to 10 years.
     At June 27, 1999, the minimum fixed rental commitments related to all noncancelable leases, were as follows:

           Year Ending
           2000                                        400,000
           2001                                        300,305
           2002                                         70,880
           2003                                         15,000
           2004                                         15,000
           Thereafter                                  808,750
                                                     _________
           Total minimum lease payments             $1,609,935

    Net rental expense was as follows:
                                            For the Years Ended
                                           1999      1998      1997
Minimum rental under operating leases    $453,166  $442,400  $524,484
Excess percentage rentals                 124,587   277,785   135,786
                                          _______   _______   _______
                                         $577,753  $720,185  $660,270


6.  STOCKHOLDERS' EQUITY
    The Class A shares have one vote per share voting power. The Class B shares may vote ten votes per share and are convertible to Class A shares at the option of the stockholder.

7.  PROFIT-SHARING AND ESOP PLAN
    The Company has a profit-sharing plan which, generally, covers all individ-uals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended June 27, 1999, June 28, 1998, and June 29, 1997, contributions in the amount of $137,500, $125,000, and $110,000, respectively, were charged to operations.
    Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. Prior to fiscal year 1995, the contributions were allocated to participants based on compensation and years of service. Since fiscal year 1995 contributions are allocated based on compensation only in order to comply with Internal Revenue Service code requirements. The Company's contributions to the Plan for fiscal years 1999, 1998, and 1997 were $137,500, $125,000, and $110,000, respectively.

9.  INCOME TAXES
    The significant components of the Company's deferred tax assets and liabil-ities were as follows:
                                               June 27,         June 28,
                                                 1999             1998
         Deferred tax assets:
            Accrued expenses                 $   66,000       $   64,000
            Other                                43,000           56,000
                                              _________        _________
         Total deferred tax assets              109,000          120,000
         Deferred tax liabilities:
            Property, plant and equipment       786,000          952,000
            Unrealized gain on available-
              for-sale securities             3,363,000        2,167,000
            Prepaid expenses                     94,000           99,000
            Other                                57,000           57,000
                                              _________        _________
         Total deferred tax liabilities       4,300,000        3,275,000
                                              _________        _________
         Net deferred income taxes           $4,191,000       $3,155,000

    Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

                                 For the Years Ended
                                       1999     %          1998     %          1997    %
Taxes computed at statutory rate  $1,781,000  34.0%   $1,624,000  34.0%   $1,374,000  34.0%
State income taxes, net of Federal
 income tax benefit                  156,000   3.0       241,000   5.0       220,000   5.4
Dividends received exclusion         (32,000) (0.6)      (91,000) (1.9)      (29,000) (0.7)
All other-net                         (3,000) (.07)      (58,000) (1.2)      (13,000) (0.3)
                                   _________  ____     _________  ____     _________  ____
                                  $1,902,000  36.3%   $1,716,000  35.9%   $1,552,000  38.4%

9.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following summary represents the results of operations for each of the quarters in fiscal years 1999 and 1998 (dollars in thousands, except for earnings per share):

                                              Earnings
                                               (Loss)
                                               Before             Earnings
                         Operating Operating  Provision   Net      (Loss)
                         Revenues   Income   for Income Earnings     Per
                                    (Loss)     Taxes     (Loss)     Share
1999
June 27, 1999             $6,259     $  682    $  860    $  509      $.10
March 28, 1999             8,709      2,586     2,765     1,778       .32
December 27, 1998          7,172      1,397     1,560     1,010       .18
September 27, 1998         5,407       (113)       52        38       .01

1998
June 28, 1998             $5,700     $  522    $  714    $  518      $.09
March 29, 1998             8,623      2,506     2,704     1,685       .30
December 28, 1997          7,347      1,222     1,372       859       .15
September 28, 1997         5,417       (147)      (12)       -          -

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bowl America Incorporated
Alexandria, Virginia

    We have audited the accompanying consolidated balance sheets of Bowl America Incorporated and subsidiaries as of June 27, 1999 and June 28, 1998, and the related consolidated statements of earnings and comprehensive earnings, stockholders' equity and cash flows for each of the three years in the period ended June 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bowl America Incorporated and subsidiaries as of June 27, 1999 and June 28, 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 27, 1999, in conformity with generally accepted accounting principles.



Deloitte and Touche LLP
Washington, DC

August 20, 1999