Form 10-K405, Exhibit 13
period 2000-07-02
BOWL AMERICA INC
filed 2000-09-28
CIK 13573

                  BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                               PRESIDENT'S LETTER

September 18, 2000

Dear Fellow Employees and Owners:

Recently a customer approached me while I was having lunch at Bowl America Shirley. He asked if I thought the bowling industry would survive. His question was based in part on the July 10 Washington Post article, "After Gutter Balls, AMF Looks for a Strike," written by Jerry Knight. It related the financial problems of AMF to some of the social changes noted by Robert Putnam and first discussed here in 1995. Dr.Putnam has put his findings in a new book called BOWLING ALONE. Furthurmore, stories about the AMF debt repayment difficulties have appeared in THE WALL STREET JOURNAL and THE NEW YORK TIMES.

I thought it was important to make the distinction between the approaches to financing taken by AMF and Bowl America. I therefore responded to the Post article with the following letter (which they did not print).

                                 * * *

Mr. Jerry Knight                                                July 12, 2000
THE WASHINGTON POST

Dear Jerry:

        I hoped as I read your article that you would emphasize that the AMF problem was a financial problem and not a bowling problem by citing Bowl America's success in adjusting to "Bowling Alone" (both the book and the phenomenon). We first discussed Dr. Putnam's findings in our 1995 Annual Report and expressed our confidence in being able to deal with it. After all, the four families that went into the bowling business together in 1938 are still associated in Bowl America today. We have been through gas rationing, the advent of television, color television, VCRs, cable television and the increase in the number of women in the workplace. All of these items changed how people participate in recreation and entertainment activities and, in fact, contributed to what Dr.Putnam defines as a "loss of social capital."

        I am enclosing the press release from our nine-month earnings report, which shows that we have completed our eleventh consecutive year-to-year quarterly profit improvement. (You may not have come across it, because the Post did not print this report or the ten quarterly improvements that preceded it.)

        We are, of course, in the entertainment business and, like other entertainment activities, subject to continuing swings in public tastes. We think that among the reasons we have been able to deal with the events noted above are:

1. OUR STRONG FINANCIAL POSITION. Bowl America has no debt. In addition, we have substantial reserves to adapt to changes in public taste, both now and in the future. Casino operators (among other masters of statistics) are quick to tell you that you have to have the cash to outlast a bad run so that you can capitalize on the good run that inevitably follows.

2. WE HAVE BEEN AT IT A LONG TIME. As a result, from Board level to the bowling center level, we are experienced in dealing with swings in public taste.

       Bowl America could have been damaged the most by the decline in league bowling. Over time, more that any other bowling chain, we have emphasized service to the league bowlers. But even as our league participation declined, our well-run bowling centers have been able to adapt. Your weekly summary of local stocks shows our profit has improved by 26% in the trailing twelve months, and this morning's Post had a small "u" next to our stock price. This is not a flash in the pan. Bowl America has increased its dividend for 28 consecutive years and twice in the last twelve months.

       And there is a sometimes ignored comment by Dr. Putnam that suggests the future may be even better. He has observed that those who reverse the process of retreating from communal activities have a lower mortality rate. I can see the headlines now:

                        BOWL TOGETHER:  LIVE LONGER
              Join a Bowl America League Before It's Too Late.

                      Now, wouldn't that be a 300 game?

Sincerely
Leslie H. Goldberg
President

                                    * * *

Since my reply things have gotten even better for us. Trailing twelve month per share earnings are now up 36% and we now have our TWELFTH consecutive
quarterly year-to-year profit improvement.   Our stock price is even higher.

But I still remember that after the 1972 market "correction" it took us 17 years of annual earnings increases before our stock price returned to its 1972 level (Coca-Cola followed the same pattern for most of those years, so it was not a small company problem). Despite that great earnings growth, our P/E during those years dropped to 4. Of course, the market recovery was delayed by the surge in inflation brought on by skyrocketing oil prices (which of course can never happen again).

I am no better than anyone else at predicting the future. Timing the market is beyond me. But a dividend that increases faster than prices provides real income in any market and downside protection in a poor market. It gives us a chance to share our success four times a year, something I hope we can do for many years in the future.

Leslie H.Goldberg, President

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operating activities in fiscal 2000 was $6,637,000 which was sufficient to meet day-to-day cash needs. Short-term investments consist-ing mainly of U.S. Treasury Bills and Notes, and cash totaled $10,397,000 at the end of fiscal 2000 compared to $9,248,000 at the end of fiscal 1999.

The Company purchased 381,991 shares of its previously outstanding common stock in fiscal year 2000 for a cost of $2,759,000. An additional 130,287 shares have been purchased for approximately $1,042,000 since year end.

Approximately $528,000 was expended to acquire property and equipment during fiscal 2000. The purchases included amusement game machines and Year 2000 upgrades for autoscoring systems. Currently the Company has a signed contract with contingencies for approval of plans and permits on one site. The Company is actively seeking land for additional locations. Since year end, the Company purchased Bowl America Glen Burnie for $2,250,000 at the expiration of its lease. Cash and cash flows are sufficient to finance all planned purchases, modernization and construction. The Company's position in telecommunication stocks is an additional source of expansion capital.

These marketable securities are carried at their fair value on the last day of the quarter. The value of these securities on July 2, 2000 was $9.2 million or $339,000 lower than at June 27, 1999. After year end, the Company received $219,000 from the merger of AT&T and Media one, two of the stocks in the portfolio.

Dividends per share increased for the twenty-eighth consecutive year. Cash dividends paid to shareholders during fiscal 2000 were $2.2 million. A 5% stock dividend was paid to all shareholders on July 26, 2000. Earnings per share figures in this report have been adjusted to reflect this dividend.
While no factors requiring a change in the dividend rate are apparent, the Board of Directors decides the amount and timing of any dividend at its quarterly meeting based on its appraisal of the state of the business and its estimate of future opportunities.


RESULTS OF CONSOLIDATED OPERATIONS

Fiscal 2000 was a 53-week year while fiscal 1999 and 1998 were 52-week years; the additional week influenced all revenues and most expenses. The Company operated one fewer center in fiscal 2000 as a location operating with a negative cash flow was closed in the fourth quarter of fiscal 1999. Prior year comparisons reflect the same number of centers in operation for the peak bowling periods.

Operating revenues grew 5% in fiscal 2000 and 2% in fiscal 1999. Bowling and other revenue gained like percentages for both periods. Increases in the average game rate and ancillary revenues were primarily responsible. Open play linage including Cosmic bowling was up for the year resulting in an increase in total games bowled at comparable centers.

Total food, beverage and merchandise sales and cost of sales rose 4% in the current year. In fiscal 1999 sales were up 1% and costs were down less than 1%.

Total operating expense increased less than 1% in both the current and prior year periods. Costs for employee compensation and benefits increased 3% in the current period partially due to overtime pay during this period of low unemployment. The prior year increase in this category was 2%.

Maintenance costs fell 13% in the current fiscal year after rising 12% last year when we resurfaced the majority of our wooden bowling lanes.

Glow-in-the-dark bowling advertising campaigns run during fiscal 2000 were principally responsible for a 17% increase in advertising costs.

Overall equipment expenses, supplies expenses and utility costs declined 3% in the current year, but natural gas expense jumped over 10%. In the prior year the same categories of expenses were also down a total of 3%.

Rent expense decreased 11% in the current year due to the closing of a leased location. Insurance costs were down 4% in the current fiscal year after a 6% increase in the prior year.

Depreciation expenses decreased 7% in fiscal 2000 as several large capital assets reached full depreciation. In the last fiscal year depreciation expense was down 2%.

The Company's effective income tax rates were 35.9% in 2000, 36.3% in 1999 and 35.9% in 1998, the difference from statutory rates being primarily for the partial exclusion of dividends received on investments and the state tax exemption for interest on U.S. Government obligations.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                       CONSOLIDATED SUMMARY OF OPERATIONS

Selected Financial Data

                                      For the Years Ended
                        July 2,    June 27,    June 28,    June 29,     June 30,
                         2000        1999        1998        1997        1996
                     __________________________________________________________
Operating Revenues   $28,902,200 $27,547,490 $27,086,822 $26,995,056 $27,326,958
Operating Expenses    23,151,241  22,995,118  22,984,246  23,585,519  23,829,561
Interest and dividend
 Income                  823,470     684,781     675,302     632,927     663,550
                      __________  __________  __________  __________  __________
Earnings before pro-
 vision for income
 taxes                 6,574,429   5,237,153   4,777,878   4,042,464   4,160,947
Provision for income
 taxes                 2,361,000   1,902,000   1,716,000   1,552,000   1,567,000
                      __________  __________  __________  __________  __________
Net Earnings         $ 4,213,429 $ 3,335,153 $ 3,061,878 $ 2,490,464 $ 2,593,947

Weighted Average
 Shares Outstanding
 Basic & Diluted       5,321,802   5,739,078   5,942,857   5,964,446   6,014,592

Earnings Per Share
 Basic & Diluted            $.79        $.58        $.52        $.42        $.43

Net Cash Provided by
 Operating Activities $6,636,768  $5,334,800  $5,261,518  $4,513,157  $5,174,075
Dividends Paid        $2,197,659  $2,249,628  $2,264,293  $2,187,567  $2,177,956
Dividends Paid Per
 Share-Class A              $.43        $.41        $.40       $.385        $.38
      -Class B              $ 43        $.41        $.40       $.385        $.38
Total Assets         $40,711,299 $41,747,936 $40,435,450 $38,002,571 $37,901,254
Stockholders' Equity $34,868,395  35,477,445 $35,291,573 $33,381,832 $32,903,833
Net Book Value Per
 Share                  $6.55       $6.18       $5.94       $5.60        $5.47
Net Earnings as a %
 of Beginning Stock-
 holders' Equity        11.9%        9.5%        9.2%        7.6%         8.0%
Lanes in Operation        854         854         886         886          936
Centers in Operation       22          22          23          23           25

All share and per share amounts have been adjusted to reflect the 5% stock dividend distributed on July 26,2000

Market Information
The principal market on which the Company's Class A Common Stock is traded is the American Stock Exchange. The Company's Class B Common Stock is not listed on any exchange and is not traded. This stock can be converted to Class A Common Stock at any time. The table below presents the price range of the Company's Class A stock in each quarter of fiscal 2000 and 1999.

       2000        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High         7 5/16     7 1/2        7 5/8       7 7/8
       Low          6 7/8      6 7/8        7           7 1/4

       1999        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High         9           7 3/4       7 3/4       7 3/8
       Low          7 3/16      6 7/8       6 3/4       6 3/8

Holders
The approximate number of holders of record of the Company's Class A Common Stock as of July 2, 2000 is 498 and of the Company's Class B Common Stock is 39.

Dividends
The table below presents the dividends per share of Class A and Class B stock paid, and the quarter in which the payment was made during fiscal 2000 and 1999.

                        Class A Common Stock
              Quarter            2000              1999
              ___________________________________________
              First            10.5 cents       10   cents
              Second           10.5 cents       10   cents
              Third            11   cents       10.5 cents
              Fourth           11   cents       10.5 cents

                        Class B Common Stock
              Quarter            2000              1999
              ___________________________________________
              First            10.5 cents       10   cents
              Second           10.5 cents       10   cents
              Third            11   cents       10.5 cents
              Fourth           11   cents       10.5 cents

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                             July 2, 2000         June 27, 1999
                                             ____________         ____________

ASSETS
Current Assets
  Cash and cash equivalents (Note 2)          $ 1,523,242          $ 1,557,225
  Short-term investments (Note 3)               8,873,682            7,690,576
  Inventories                                     657,628              618,875
  Prepaid expenses and other                      440,318              482,279
  Income taxes refundable                            -                  89,194
  Deferred income taxes (Note 8)                     -                  15,000
                                               __________           __________
Total Current Assets                           11,494,870           10,453,149
Property, Plant and Equipment, Net (Note 4)    19,367,989           20,908,976

Other Assets
  Marketable equity securities (Note 3)         9,168,446            9,506,955
  Cash surrender value-officers'life insurance    388,184              384,925
  Other                                           291,810              493,931
                                               __________           __________
TOTAL ASSETS                                  $40,711,299          $41,747,936

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                             July 2, 2000         June 27, 1999
                                            _____________         ____________

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                            $   688,213          $   738,040
  Accrued expenses                                893,493              977,400
  Income taxes payable                            129,390                 -
  Deferred income taxes (Note 8)                   23,000                 -
  Other current liabilities                       430,808              349,051
                                               __________           __________
Total Current Liabilities                       2,164,904            2,064,491
Noncurrent Deferred Income Taxes (Note 8)       3,678,000            4,206,000
                                               __________           __________
TOTAL LIABILITIES                               5,842,904            6,270,491



Commitments and Contingencies (Note 5)

Stockholders' Equity (Note 6)
  Preferred stock,
   par value $10 a share: Authorized
   and unissued 2,000,000 shares
  Common stock,
   par value $.10 per share
   Authorized 10,000,000 shares
    Class A issued
     3,406,070 and 3,746,171 shares               340,607              374,617
    Class B issued
     1,488,826 and 1,508,716 shares               148,883              150,871
  Additional paid-in capital                    3,959,169            4,265,443
  Accumulated other comprehensive earnings-
    Unrealized gain on securities
   available-for-sale, net of tax               5,246,421            5,285,930
  Retained earnings                            25,173,315           25,400,584
                                               __________           __________

TOTAL STOCKHOLDERS' EQUITY                    $34,868,395          $35,477,445

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $40,711,299          $41,747,936

See notes to consolidated financial information.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF EARNINGS & COMPREHENSIVE EARNINGS

                                                   For the Years Ended
                                  July 2,2000   June 27, 1999     June 28, 1998
                                 ______________________________________________
Operating Revenues
 Bowling and other                $20,715,004      $19,696,199      $19,327,793
 Food, beverage and
   merchandise sales                8,187,196        7,851,291        7,759,029
                                   __________       __________       __________
                                   28,902,200       27,547,490       27,086,822

Operating Expenses
 Compensation and benefits         12,229,408       11,820,526       11,608,348
 Cost of bowling and other          5,479,160        5,654,989        5,762,553
 Cost of food, beverage and
   merchandise sales                2,523,687        2,414,579        2,434,639
 Depreciation and amortization      2,099,928        2,268,267        2,322,999
 General and administrative           819,058          836,757          855,707
                                   __________       __________       __________
                                   23,151,241       22,995,118       22,984,246

Operating Income                    5,750,959        4,552,372        4,102,576
 Interest and dividend income         823,470          684,781          675,302
                                   __________       __________       __________
Earnings before provision
 for income taxes                   6,574,429        5,237,153        4,777,878
Provision for income taxes(Note 8)
 Current                            2,552,000        2,062,000        1,801,000
 Deferred                            (191,000)        (160,000)         (85,000)
                                    _________       __________       __________
                                    2,361,000        1,902,000        1,716,000

Net Earnings                      $ 4,213,429      $ 3,335,153      $ 3,061,878

Other Comprehensive (Loss)Earnings
 Net of Tax-unrealized (loss)
 gain on available-for-sale
  securities                          (39,509)       1,950,599        1,162,298

Comprehensive Earnings              4,173,920        5,285,752        4,224,176

Earnings Per Share-Basic &
 Diluted                               $.79             $.58             $.52

All share and per share amounts have been adjusted to reflect the 5% stock dividend distributed on July 26, 2000.

                                     BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                  COMMON STOCK                               Accumulated
                                      _______________________________________   Additional      Other
                                      Class A    Class A   Class B    Class B    Paid-In     Comprehensive   Retained
                                      Shares     Amount    Shares     Amount     Capital      Earnings(1)    Earnings

Balance June 29, 1997                4,125,998  $412,600  1,536,146  $153,614   $4,896,835    $2,173,033    $25,745,750
 Purchase of stock                      (5,647)     (565)      -         -          (3,331)         -           (46,246)
 Cash dividends paid(40 cents/sh)         -         -          -         -            -                      (2,264,293)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -        1,162,298           -
 Net earnings for the year                -         -          -         -            -             -         3,061,878
_________________________________________________________________________________________________________________________
Balance June 28, 1998                4,120,351  $412,035  1,536,146  $153,614   $4,893,504    $3,335,331    $26,497,089
 Purchase of stock                    (374,180)  (37,418)   (27,430)   (2,743)    (628,061)         -        (2,182,030)
 Cash dividends paid(41 cents/sh)         -         -          -         -            -             -        (2,249,628)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -        1,950,599           -
 Net earnings for the year                -         -          -         -            -             -         3,335,153
_______________________________________________________________________________________________________________________
Balance June 27, 1999                3,746,171  $374,617  1,508,716  $150,871   $4,265,443    $5,285,930    $25,400,584
 Purchase of stock                    (362,101)  (36,210)   (19,890)   (1,988)    (477,324)         -        (2,243,039)
 Shares issued for ESOP plan            22,000     2,200       -         -         171,050          -              -
 Cash dividends paid(43 cents/sh)         -         -          -         -            -             -        (2,197,659)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -          (39,509)          -
 Net earnings for the year                -         -          -         -            -             -         4,213,429
________________________________________________________________________________________________________________________
Balance, July 2, 2000                3,406,070  $340,607  1,488,826  $148,883   $3,959,169    $5,246,421    $25,173,315

     (1)Unrealized gains and losses are shown net of tax
     See notes to consolidated financial statements.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               July 2,    June 27,     June 28,
                                                2000        1999         1998
Cash Flows From Operating Activities
 Net earnings                                $4,213,429  $3,335,153  $3,061,878
Adjustments to reconcile net earnings to
  net cash provided by operating activities:
   Depreciation and amortization              2,099,928   2,268,267   2,322,999
   Increase in deferred income taxes           (191,000)   (160,000)    (85,000)
   Loss (gain) on disposition of assets-net     (30,775)     17,237      13,397
   Stock issuance-ESOP Plan                     173,250        -           -
 Changes in assets and liabilities:
  (Increase) decrease in inventories            (38,753)     78,696       2,629
  Decrease (increase) in prepaid expenses
    and other                                    41,961       7,479     (30,106)
  Decrease (increase) in income taxes
    refundable                                  218,584     (89,194)     32,982
  Decrease (increase) in other long-term
    assets                                      202,121    (219,452)    190,600
  Decrease in accounts payable                  (49,827)   (110,290)   (144,066)
  (Decrease) increase in accrued expenses
    and payroll deductions                      (83,907)    201,349     (64,451)
  Increase (decrease) in other current
    liabilities                                  81,757       5,555     (39,344)
                                              _________   _________   _________
Net cash provided by operating activities    $6,636,768  $5,334,800  $5,261,518
                                              _________   _________   _________
Cash Flows from Investing Activities
  Expenditures for property,plant,equipment    (528,166)   (971,135) (1,105,043)
  Net (increase) decrease in short-term
    investments                              (1,183,106)    350,560  (1,666,097)
  Increase in cash surrender value               (3,259)     (1,582)    (29,137)
                                              _________   _________   _________
Net cash used in investing activities        (1,714,531)   (622,157) (2,800,277)
                                              _________   _________   _________
Cash Flows from Financing Activities
  Payment of cash dividends                  (2,197,659) (2,249,628) (2,264,293)
  Purchase of Class A Common Stock           (2,474,664) (2,654,813)    (50,142)
  Purchase of Class B Common Stock             (283,897)   (195,439)       -
                                              _________   _________   _________
Net cash used in financing activities        (4,956,220) (5,099,880) (2,314,435)
                                              _________   _________   _________
Net (Decrease) Increase in Cash
  and Cash Equivalents                          (33,983)   (387,237)    146,806
Cash and Cash Equivalents, Beginning of Year  1,557,225   1,944,462   1,797,656
                                              _________   _________   _________
Cash and Cash Equivalents, End of Year       $1,523,242  $1,557,225  $1,944,462

Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for
   Income taxes                              $2,524,045  $2,282,560  $1,969,113
   Interest                                        -         $1,528      $1,528
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

Fiscal Year
    The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 2000 ended July 2, 2000, fiscal year 1999 ended June 27, 1999, and fiscal year 1998 ended June 28, 1998. Fiscal year 2000 consisted of 53 weeks. Fiscal years 1999 and 1998 each consisted of 52 weeks.

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

              Bowling lanes and equipment             3-10 years
              Building and building improvements     10-30 years
              Leasehold improvements                    10 years
              Amusement games                          3-5 years

    Maintenance and repairs and minor replacements are charged to expense when incurred. Major replacements and betterments are capitalized. The accounts are adjusted for the sale or other disposition of property, and the resulting gain or loss is credited or charged to income.

Inventories
    Inventories are stated at the lower of cost (first-in, first-out method) or market.

Income Taxes
    Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this method, deferred income tax liabilities and assets are based on the differences between the financial statement and tax bases of assets and liabilities,using tax rates currently in effect. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

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

Earnings Per Share
    Earnings per share basic and diluted have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding adjusted to reflect the 5% stock dividend distributed on July 26, 2000 of 5,321,802, 5,739,078 and 5,942,857, respectively.

Comprehensive Earnings
    In accordance with SFAS No. 130, "Reporting Comprehensive Income", a consolidated statement of comprehensive earnings reflecting the aggregation of net earnings and unrealized gain or loss on available-for-sale securities, the Company's principal components of other comprehensive earnings, has been presented for each of the three years in the period ended July 2, 2000.

Cash and Cash Equivalents
    For purposes of the Consolidated Statements of Cash Flows, the Company considers money market funds, certificates of deposits, repurchase agreements and treasury securities with original maturities of three months or less to be cash equivalents.

New Accounting Pronouncements
    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. In May 1999, SFAS No. 137, was issued to defer the implementation of SFAS No. 133 for one year. SFAS No. 133 establishes standards for the accounting and reporting of derivative instruments and hedging activities and requires that all derivative financial instruments, including certain derivative instruments embedded in other contracts, be measured at fair value and recognized as assets or liabilities in the financial statements. This statement is to be effective for all annual and interim periods beginning after June 15, 2000. SFAS No. 133 will be adopted by the Company during fiscal 2001, and the Company is currently evaluating the impact of such adoption. However, the Company does not presently believe the adoption of SFAS No. 133 will have a material effect on the Company's consolidated financial position or results of operations in fiscal 2001.

2.  CASH AND CASH EQUIVALENTS
    Cash and cash equivalents consisted of the following:

                                               July 2,        June 27,
                                                2000            1999
     Demand deposits and cash on hand       $  462,807      $  172,671
     Money market funds                        378,435         367,554
     Repurchase agreements                     682,000       1,017,000
                                              ________       _________
                                            $1,523,242      $1,557,225

3.  INVESTMENTS
    Short-term investments consist of certificates of deposits, U.S. Treasury securities and a mutual fund which invests in mortgage backed securities (maturities of generally three months to one year). Non-current investments are marketable equity securities which consist of eleven telecommunications stocks. The Company has classified all readily marketable debt and equity securities as available-for-sale. These available-for-sale securities are carried at fair value in accordance with the provisions of SFAS No. 115.
For the U.S. Treasury securities and the mutual fund, the cost of these investments approximates fair value.

     The following table summarizes the cost and approximate fair values of equity securities available-for-sale as of July 2, 2000, and June 27, 1999 as follows:

                                   Original      Unrealized        Fair
                                     Cost           Gain          Value
July 2, 2000
Securities available-for-sale      $857,782      $8,310,664      $9,168,446

June 27, 1999
Securities available-for-sale      $857,782      $8,649,173      $9,506,955


     This portfolio includes the following telecommunications stocks:

      9,291 shares of American Telephone & Telegraph
      3,946 shares of Alltel
     18,784 shares of Verizon
     27,572 shares of Bell South
      8,028 shares of Lucent Technologies
      5,612 shares of Media One
      9,969 shares of Quest
     45,580 shares of SBC Communications
     32,000 shares of Sprint Fon
     16,000 shares of Sprint PCS
     13,560 shares of Vodafone

    There were no sales of these available-for-sale securities in the years ended July 2, 2000, June 27, 1999 and June 28, 1998.

4.  PROPERTY, PLANT, AND EQUIPMENT
    Property, plant, and equipment, as cost, consist of the following:

                                               July 2,       June 27,
                                                2000           1999
Bowling lanes and equipment                 $17,778,725     $17,575,699
Amusement games                                 758,990         779,012
Buildings and building improvements          17,415,875      17,389,469
Leasehold improvements                          866,707         866,707
Land                                          7,698,228       7,698,228
Bowling lanes and equipment not yet in use      265,957         303,095
                                             __________      __________
                                             44,784,482      44,612,210
Less accumulated depreciation and
  amortization                               25,416,493      23,703,234
                                             __________      __________
                                            $19,367,989     $20,908,976

5.  COMMITMENTS AND CONTINGENCIES
Lease Commitments
    The Company and its subsidiaries are obligated under long-term real estate lease agreements for seven bowling centers. Certain of the Company's real estate leases provide for additional annual rents based upon total gross revenues and increases in real estate taxes and insurance. Generally, the leases contain renewal options ranging from 5 to 10 years.
     At July 2, 2000, the minimum fixed rental commitments related to all noncancelable leases, were as follows:

           Year Ending
           2001                                       $300,305
           2002                                         70,880
           2003                                         15,000
           2004                                         15,000
           2005                                         15,000
           Thereafter                                  793,750
                                                     _________
           Total minimum lease payments             $1,209,935

    Net rental expense was as follows:
                                            For the Years Ended
                                           2000      1999      1998
Minimum rental under operating leases    $421,515  $453,166  $442,400
Excess percentage rentals                 125,612   124,587   277,785
                                          _______   _______   _______
                                         $547,127  $577,753  $720,185


6.  STOCKHOLDERS' EQUITY
    The Class A shares have one vote per share voting power. The Class B shares may vote ten votes per share and are convertible to Class A shares at the option of the stockholder.

7.  PROFIT-SHARING AND ESOP PLAN
    The Company has a profit-sharing plan which, generally, covers all individ-uals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended July 2, 2000, June 27, 1999, and June 28, 1998, contributions in the amount of $170,000, $137,500, and $125,000, respectively, were charged to operations.
    Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. Prior to fiscal year 1995, the contributions were allocated to participants based on compensation and years of service. Since fiscal year 1995 contributions are allocated based on compensation only in order to comply with Internal Revenue Service code requirements. The Company's contributions to the Plan for fiscal years 2000, 1999, and 1998 were $178,080, $137,500, and $125,000, respectively.

9.  INCOME TAXES
    The significant components of the Company's deferred tax assets and liabil-ities were as follows:
                                                July 2,         June 27,
                                                 2000             1999
         Deferred tax assets:
            Accrued expenses                 $     -          $   66,000
            Other                                67,000           43,000
                                              _________        _________
         Total deferred tax assets               67,000          109,000
         Deferred tax liabilities:
            Property, plant and equipment       557,000          786,000
            Unrealized gain on available-
              for-sale securities             3,064,000        3,363,000
            Prepaid expenses                     90,000           94,000
            Other                                57,000           57,000
                                              _________        _________
         Total deferred tax liabilities       3,768,000        4,300,000
                                              _________        _________
         Net deferred income taxes           $3,701,000       $4,191,000

    Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

                                 For the Years Ended
                                       2000     %          1999     %          1998    %
Taxes computed at statutory rate  $2,235,000  34.0%   $1,781,000  34.0%   $1,624,000  34.0%
State income taxes, net of Federal
 income tax benefit                  162,000   2.47      156,000   3.0       241,000   5.0
Dividends received exclusion         (33,000)  (.51)     (32,000) (0.6)      (91,000) (1.9)
All other-net                         (3,000)  (.05)      (3,000  (.07)      (58,000) (1.2)
                                   _________  ____     _________  ____     _________  ____
                                  $2,361,000  35.9%   $1,902,000  36.3%   $1,716,000  35.9%

9.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following summary represents the results of operations for each of the quarters in fiscal years 2000 and 1999 (dollars in thousands, except for earnings per share):

                                              Earnings
                         Operating Operating   Before              Earnings
                         Revenues   Income    Income      Net        Per
                                    (Loss)     Taxes    Earnings    Share
2000
July 2, 2000              $6,879     $1,212    $1,443    $  918      $.17
March 26, 2000             8,682      2,610     2,823     1,807       .35
December 26, 1999          7,374      1,599     1,776     1,141       .21
September 26, 1999         5,967        330       532       347       .06

1999
June 27, 1999             $6,259     $  682    $  860    $  509      $.08
March 28, 1999             8,709      2,586     2,765     1,778       .32
December 27, 1998          7,172      1,397     1,560     1,010       .17
September 27, 1998         5,407       (113)       52        38       .01


10.  Subsequent Events
     The Company declared a 5% stock dividend distributed on July 26, 2000, where Class A and Class B stockholders received one share of common stock for each twenty shares of Class A and Class B common stock held as of the date of record. All prior years earnings per share amounts have been restated to reflect the impact of this transaction.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bowl America Incorporated
Alexandria, Virginia

    We have audited the accompanying consolidated balance sheets of Bowl America Incorporated and subsidiaries as of July 2, 2000 and June 27, 1999, and the related consolidated statements of earnings & comprehensive earnings, stockholders' equity and cash flows for each of the three years in the period ended July 2, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bowl America Incorporated and subsidiaries as of July 2, 2000 and June 27, 1999, and the results of their operations and their cash flows for each of the three years in the period ended July 2, 2000, in conformity with accounting principles generally accepted in the United States of America.



Deloitte and Touche LLP
McLean, VA
August 29, 2000