Form 10-K405, Exhibit 13
period 2001-07-01
BOWL AMERICA INC
filed 2001-09-28
CIK 13573

ANNUAL REPORT TO SECURITY HOLDERS
                  BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                               PRESIDENT'S LETTER

September 21, 2001

Dear Fellow Employees and Owners:

As I watched the rescue efforts at the Pentagon, I was reminded that the last time that I had seen the skeleton of that building was during its construction. The Great Depression had not really ended in 1938 when my father decided that low cost recreation would be appealing to people. We built a bowling center in Clarendon, less than 3 miles from the site that was to eventually be the Pentagon. During World War II many of our best customers worked there.

In the sixty-three years since we first started on the Clarendon Bowling Center, we have been able to adapt to a wide variety of national and international political and economic upheavals. The nature of the game contributed to our staying power. Bowling is easy to understand, simple to learn and allows people of various skill levels to compete with each other. Add to that Bowl America's policies of locating sites near our customers, moderate pricing and emphasizing friendly service and you have a foundatin for earnings longevity.

We continue to profit from our business. Our bowling centers operated about as profitably this year as they did last year, which had one extra week. (Our overall earnings were reduced by legal costs related to matters which have been decided in our favor.)

We never can measure the impact of an economic slowdown on the bowling business until it's over. While the new year has started slowly, both July and August were profitable. It wasn't too many years ago that that was news. League starts were interrupted by the events at the Pentagon and World Trade Center but we do not as yet believe that league participation will be significantly different than in fiscal 2001. However, we will have a major improvement in tournament play with statewide and regional tournaments being held at Bowl America centers within driving distance of the potential participants. These events will take place in 2002 and impact our last quarter.

Based on what we have been able to see so far, we expect that we will be able to prudently support our new dividend level throughout the year, which would enable us to look forward to the 30th consecutive year of increased annual per share dividends. Bowl America is one of the leading companies in providing its owners with these annual increases. At the end of calendar year 2000, according to Mergent's Dividend Achievers, only 73 companies of the 10,000 they surveyed had longer consecutive dividend increase records.

We have been less successful in finding new locations. However, we were able to use the money we might have used for a new location to buy in more of our stock, increasing each shareholder's stake in the remaining bowling centers. The combination of reduced shares outstanding, the strength of our business and the relatively higher valuation granted by the market to dividend paying stocks combined to enable us to reach an all time high for Bowl America stock.

That often gives rise to a temptation to sell one's interest in a successful company in order to find another more successful company. It takes economic times like this to remind people that trading involves downside risks as well as upside rewards. We prefer to continue to emphasize the benefits of ownership of a business as opposed to ownership of stock certificates, which are sometimes "not worth the paper they are printed on". (I have one of those too.)

I am as convinced now as I was in 1990 that a "best company is one that inspires its customers, its employees and its stockholders to stick with it. After all, old friends are best friends."


Leslie H.Goldberg, President

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operating activities in fiscal 2001 was $4,800,000 which was sufficient to meet day-to-day cash needs. Short-term investments consist-ing mainly of U.S. Treasury Bills and Notes, cash and cash equivalents totaled $7,575,000 at the end of fiscal 2001 compared to $10,397,000 at the end of fiscal 2000.

The Company purchased 244,036 shares of its previously outstanding common stock in fiscal year 2001 for a cost of $2,091,000.

Approximately $3,616,000 was expended to acquire property and equipment during fiscal 2001. The Company purchased, for $2,250,000, the land and building at Bowl America Glen Burnie at the expiration of its lease. Other capital purchases included bowling equipment and amusement games. The Company is actively seeking land for additional locations. Cash and cash flows are sufficient to finance all planned purchases, modernization and construction. The Company's position in telecommunication stocks is an additional source of expansion capital.

These securities are carried at their fair value on the last day of the quarter. The value of these securities on July 1, 2001 was $6.2 million or approximately $3 million lower than at July 2, 2000. In fiscal 2001 the Company received $219,000 from the merger of AT&T and Media One, two of the stocks in the portfolio at July 2, 2000.

Dividends per share increased for the twenty-ninth consecutive year. Cash dividends paid to shareholders during fiscal 2001 were $2.3 million. In addition, a stock dividend was paid to all shareholders on July 26, 2000. Since the end of the fiscal year, on July 26, 2001, another 5% stock dividend was paid to all shareholders. Earnings per share figures in this report have been adjusted to reflect both of these stock dividends. While no factors requiring a change in the dividend rate are yet apparent, the Board of Directors decides the amount and timing of any dividend at its quarterly meeting based on its appraisal of the state of the business and its estimate of future opportunities.

Subsequent to year end, a location operating at break-even was closed at the expiraton of its lease.

RESULTS OF CONSOLIDATED OPERATIONS

Fiscal years 2001 and 1999 each consisted of 52-weeks. Fiscal year 2000 was a 53-week year. The Company operated 21 centers during the peak bowling season of fiscal 2001 after a location was closed in the second quarter at the expiration of its lease. In fiscal 2000 there were 22 centers in operation compared to 23 centers during the peak season of fiscal 1999 as a location was closed in the fourth quarter of fiscal 1999. The changes in the number of centers in operation and the extra week of business in fiscal 2000 impacted all revenues and expenses and comparisons in this report.

Operating revenues increased 2% in fiscal 2001 and 5% in fiscal 2000. Bowling and other revenue increased slightly in fiscal 2001 but was up 5% in fiscal 2000. Linage at centers in operation for the entire report period was basically flat with increases in open play and special event bowling offsetting the decrease in league play. Increases in the average game rate and ancillary revenues were partially responsible for the increases both years.

Total food, beverage and merchandise sales rose 5% in the current year and 4% in fiscal 2000. Cost of sales were up 6% and 5% respectively.

Total operating expense increased 6% in the current and less than 1% in the prior year period. Costs for employee compensation and benefits increased 3% in both the current and prior year periods partially due to need for overtime pay during this tight labor market.

Maintenance costs rose 27% in the current fiscal year after falling 13% last year. Resurfacing the majority of our wooden bowling lanes in the current year was responsible for over half of the increase. In addition, two locations were refurbished during fiscal 2001.

Equipment expenses and supplies expenses were flat in the current year and down 5% in the prior year period. Advertising expense was down 8% in the current year and up 17% in the prior year because of different types of support for Glow-in-the-dark bowling. Utility costs were up 3% in the current year primarily as a result of higher natural gas prices. Last year, although there was an overall decrease in utility costs, natural gas prices were up.

Rent expense decreased 19% in the current year due to the closing of a leased location and the purchase of a formerly leased center. In the prior fiscal year rent expense decreased 11% due to the closing of a leased location in the fourth quarter of fiscal 1999. Insurance costs were up 15% in the current year partially due to an industry-wide trend after a 4% decrease in the prior year.

Depreciation expenses decreased 8% in fiscal 2001 and 7% in fiscal 2000 as several large capital assets reached full depreciation.

The primary cause of the increase in general and administrative costs in the current year is legal expenses associated with a lawsuit where the Company has prevailed in Federal District Court. The plaintiff has appealed the decision.

The Company's effective income tax rates were 34.7% in 2001, 35.9% in 2000 and 36.3% in 1999, the difference from statutory rates being primarily for the partial exclusion of dividends received on investments and the state tax exemption for interest on U.S. Government obligations.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                       CONSOLIDATED SUMMARY OF OPERATIONS

Selected Financial Data

                                      For the Years Ended
                        July 1,    July 2,    June 27,    June 28,     June 29,
                         2001        2000        1999        1998        1997
                     __________________________________________________________
Operating Revenues   $29,400,903 $28,902,200 $27,547,490 $27,086,822 $26,995,056
Operating Expenses    24,508,226  23,151,241  22,995,118  22,984,246  23,585,519
Interest and dividend
 Income                1,035,712     823,470     684,781     675,302     632,927
                      __________  __________  __________  __________  __________
Earnings before pro-
 vision for income
 taxes                 5,928,389   6,574,429   5,237,153   4,777,878   4,042,464
Provision for income
 taxes                 2,060,000   2,361,000   1,902,000   1,716,000   1,552,000
                      __________  __________  __________  __________  __________
Net Earnings         $ 3,868,389 $ 4,213,429 $ 3,335,153 $ 3,061,878 $ 2,490,464

Weighted Average
 Shares Outstanding
 Basic & Diluted       5,222,876   5,587,892   6,026,032   6,240,000   6,262,668

Earnings Per Share
 Basic & Diluted            $.74        $.75        $.55        $.49        $.40

Net Cash Provided by
 Operating Activities $4,795,680  $6,636,768  $5,334,800  $5,261,518  $4,513,157
Cash Dividends Paid   $2,256,182  $2,197,659  $2,249,628  $2,264,293  $2,187,567
Cash Dividends Paid
 Per Share-Class A          $.45        $.43        $.41       $.40        $.385
          -Class B          $ 45        $.43        $.41       $.40        $.385
Total Assets         $37,597,866 $40,711,299 $41,747,936 $40,435,450 $38,002,571
Stockholders' Equity $32,703,140 $34,868,395 $35,477,445 $35,291,573 $33,381,832
Net Book Value Per
 Share                  $6.66       $7.12       $6.75       $6.24        $5.90
Net Earnings as a %
 of Beginning Stock-
 holders' Equity        11.1%       11.9%        9.5%        9.2%         7.6%
Lanes in Operation        820         854         854         886          886
Centers in Operation       21          22          22          23           23

All share and per share amounts (excluding Net Book Value Per Share) have been adjusted to reflect both the 5% stock dividend distributed on July 26, 2001 and the 5% stock dividend distributed on July 26, 2000.

Market Information
The principal market on which the Company's Class A Common Stock is traded is the American Stock Exchange. The Company's Class B Common Stock is not listed on any exchange and is not traded. This stock can be converted to Class A Common Stock at any time. The table below presents the price range of the Company's Class A stock in each quarter of fiscal 2001 and 2000.

       2001        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _________________________________________________________
       High         8 3/8      8 7/8        9 63/64     10 13/32
       Low          7 9/16     7 15/16      8 1/8       9 19/32

       2000        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High         7 5/16      7 1/2       7 5/8       7 7/8
       Low          6 7/8       6 7/8       7           7 1/4

Holders
The approximate number of holders of record of the Company's Class A Common Stock as of July 1, 2001 is 468 and of the Company's Class B Common Stock is 32.

Cash Dividends
The table below presents the cash dividends per share of Class A and Class B stock paid, and the quarter in which the payment was made during fiscal 2001 and 2000.

                        Class A Common Stock
              Quarter            2001              2000
              ___________________________________________
              First            11   cents       10.5 cents
              Second           11   cents       10.5 cents
              Third            11.5 cents       11   cents
              Fourth           11.5 cents       11   cents

                        Class B Common Stock
              Quarter            2001              2000
              ___________________________________________
              First            11   cents       10.5 cents
              Second           11   cents       10.5 cents
              Third            11.5 cents       11   cents
              Fourth           11.5 cents       11   cents

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                             July 1, 2001         July 2, 2000
                                             ____________         ____________

ASSETS
Current Assets
  Cash and cash equivalents (Note 2)          $ 1,338,420          $ 1,523,242
  Short-term investments (Note 3)               6,236,665            8,873,682
  Inventories                                     720,505              657,628
  Prepaid expenses and other                      867,938              440,318
  Income taxes refundable                         449,093                 -
                                               __________           __________
Total Current Assets                            9,612,621           11,494,870
Property, Plant and Equipment, Net (Note 4)    21,078,785           19,367,989

Other Assets
  Marketable equity securities (Note 3)         6,216,928            9,168,446
  Cash surrender value-officers'life insurance    411,411              388,184
  Other                                           278,121              291,810
                                               __________           __________
TOTAL ASSETS                                  $37,597,866          $40,711,299

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                             July 1, 2001         July 2, 2000
                                            _____________         ____________

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                            $ 1,071,563          $   688,213
  Accrued expenses                                934,274              893,493
  Income taxes payable                               -                 129,390
  Deferred income taxes (Note 8)                     -                  23,000
  Other current liabilities                       400,889              430,808
                                               __________           __________
Total Current Liabilities                       2,406,726            2,164,904
Noncurrent Deferred Income Taxes (Note 8)       2,488,000            3,678,000
                                               __________           __________
TOTAL LIABILITIES                               4,894,726            5,842,904



Commitments and Contingencies (Note 5)

Stockholders' Equity (Note 6)
  Preferred stock,
   par value $10 a share: Authorized
   and unissued 2,000,000 shares
  Common stock,
   par value $.10 per share
   Authorized 10,000,000 shares
    Class A issued
     3,491,976 and 3,406,070 shares               349,197              340,607
    Class B issued
     1,416,427 and 1,488,826 shares               141,643              148,883
  Additional paid-in capital                    3,897,298            3,959,169
  Accumulated other comprehensive earnings-
    Unrealized gain on available-for-sale
     securities, net of tax                     3,427,471            5,246,421
  Retained earnings                            24,887,531           25,173,315
                                               __________           __________

TOTAL STOCKHOLDERS' EQUITY                    $32,703,140          $34,868,395

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $37,597,866          $40,711,299

See notes to consolidated financial statements.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF EARNINGS & COMPREHENSIVE EARNINGS

                                                   For the Years Ended
                                  July 1,2001    July 2, 2000     June 27, 1999
                                 ______________________________________________
Operating Revenues
 Bowling and other                $20,807,378      $20,715,004      $19,696,199
 Food, beverage and
   merchandise sales                8,593,525        8,187,196        7,851,291
                                   __________       __________       __________
                                   29,400,903       28,902,200       27,547,490

Operating Expenses
 Compensation and benefits         12,601,235       12,229,408       11,820,526
 Cost of bowling and other          5,676,633        5,479,160        5,654,989
 Cost of food, beverage and
   merchandise sales                2,679,472        2,523,687        2,414,579
 Depreciation and amortization      1,940,368        2,099,928        2,268,267
 General and administrative         1,610,518          819,058          836,757
                                   __________       __________       __________
                                   24,508,226       23,151,241       22,995,118

Operating Income                    4,892,677        5,750,959        4,552,372
 Interest and dividend income       1,035,712          823,470          684,781
                                   __________       __________       __________
Earnings before provision
 for income taxes                   5,928,389        6,574,429        5,237,153
Provision for income taxes(Note 8)
 Current                            2,218,000        2,552,000        2,062,000
 Deferred                            (158,000)        (191,000)        (160,000)
                                    _________       __________       __________
                                    2,060,000        2,361,000        1,902,000

Net Earnings                      $ 3,868,389      $ 4,213,429      $ 3,335,153

Other Comprehensive (Loss)Earnings
 Net of Tax-unrealized (loss)
 gain on available-for-sale
  securities                       (1,818,950)         (39,509)       1,950,599

Comprehensive Earnings              2,049,439        4,173,920        5,285,752

Earnings Per Share-Basic &
 Diluted                               $.74             $.75             $.55

All share and per share amounts have been adjusted to reflect both the 5% stock dividend distributed on July 26, 2001 and the 5% stock dividend distributed on July 26, 2000.


                                     BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                  COMMON STOCK                               Accumulated
                                      _______________________________________   Additional      Other
                                      Class A    Class A   Class B    Class B    Paid-In     Comprehensive   Retained
                                      Shares     Amount    Shares     Amount     Capital      Earnings(1)    Earnings

Balance June 28, 1998                4,120,351  $412,035  1,536,146  $153,614   $4,893,504    $3,335,331    $26,497,089
 Purchase of stock                    (374,180)  (37,418)   (27,430)   (2,743)    (628,061)         -        (2,182,030)
 Cash dividends paid(41 cents/sh)         -         -          -         -            -                      (2,249,628)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -        1,950,599           -
 Net earnings for the year                -         -          -         -            -             -         3,335,153
_________________________________________________________________________________________________________________________
Balance June 27, 1999                3,746,171  $374,617  1,508,716  $150,871   $4,265,443    $5,285,930    $25,400,584
 Purchase of stock                    (362,101)  (36,210)   (19,890)   (1,988)    (477,324)         -        (2,243,039)
 Shares issued for ESOP                 22,000     2,200       -         -         171,050          -              -
 Cash dividends paid(43 cents/sh)         -         -          -         -            -             -        (2,197,659)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -          (39,509)          -
 Net earnings for the year                -         -          -         -            -             -         4,213,429
_______________________________________________________________________________________________________________________
Balance July 2, 2000                 3,406,070  $340,607  1,488,826  $148,883   $3,959,169    $5,246,421    $25,173,315
 Stock issued in 5% dividend           170,112    17,011     74,431     7,443    1,901,322          -        (1,925,776)
 Purchase of stock                    (100,206)  (10,021)  (143,830)  (14,383)    (916,037)         -        (1,150,671)
 Conversion-Class B to Class A           3,000       300     (3,000)     (300)        -             -              -
 Shares issued for ESOP plan            13,000     1,300       -         -         131,300          -              -
 Cash dividends paid(45 cents/sh)         -         -          -         -            -             -        (2,256,182)
 Change in unrealized gain on
  available-for-sale securities           -         -          -         -            -       (1,818,950)          -
 Net earnings for the year                -         -          -         -            -             -         3,868,389
________________________________________________________________________________________________________________________
Balance, July 1, 2001                3,491,976  $349,197  1,416,427  $141,643   $5,075,754    $3,427,471    $23,709,075

     (1)Unrealized gains and losses are shown net of tax
     See notes to consolidated financial statements.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               July 1,    July 2,     June 27,
                                                2001        2000         1999
Cash Flows From Operating Activities
 Net earnings                                $3,868,389  $4,213,429  $3,335,153
Adjustments to reconcile net earnings to
  net cash provided by operating activities:
   Depreciation and amortization              1,940,368   2,099,928   2,268,267
   Decrease in deferred income taxes           (158,000)   (191,000)   (160,000)
   (Gain) loss on disposition of assets-net     (35,647)    (30,775)     17,237
   Stock issuance-ESOP Plan                     132,600     173,250        -
   Gain on sale of available-for-sale securit  (290,951)       -            -
 Changes in assets and liabilities:
  (Increase) decrease in inventories            (62,877)    (38,753)     78,696
  (Increase) decrease in prepaid expenses
    and other                                  (427,620)     41,961       7,479
  (Increase) decrease in income taxes
    refundable                                 (578,483)    218,584     (89,194)
  Decrease (increase) in other long-term
    assets                                       13,689     202,121    (219,452)
  Increase (decrease) in accounts payable       383,350     (49,827)   (110,290)
  Increase (decrease) in accrued expenses        40,781     (83,907)    201,349
  (Decrease) increase in other current
    liabilities                                 (29,919)     81,757       5,555
                                              _________   _________   _________
Net cash provided by operating activities    $4,795,680  $6,636,768  $5,334,800
                                              _________   _________   _________
Cash Flows from Investing Activities
  Expenditures for property,plant,equipment  (3,615,517)   (528,166)   (971,135)
  Net sales and maturities (purchases) of
   short-term investments                     2,786,311  (1,183,106)    350,560
  Increase in cash surrender value              (23,227)     (3,259)     (1,582)
  Proceeds from sale of marketable securities   219,225        -           -
                                              _________   _________   _________
Net cash used in investing activities          (633,208) (1,714,531)   (622,157)
                                              _________   _________   _________
Cash Flows from Financing Activities
  Payment of cash dividends                  (2,256,182) (2,197,659) (2,249,628)
  Purchase of Class A Common Stock             (923,400) (2,474,664) (2,654,813)
  Purchase of Class B Common Stock           (1,167,712)   (283,897)   (195,439)
                                              _________   _________   _________
Net cash used in financing activities        (4,347,294) (4,956,220) (5,099,880)
                                              _________   _________   _________
Net Decrease in Cash and Cash Equivalents      (184,822)    (33,983)   (387,237)
Cash and Cash Equivalents, Beginning of Year  1,523,242   1,557,225   1,944,462
                                              _________   _________   _________
Cash and Cash Equivalents, End of Year       $1,338,420  $1,523,242  $1,557,225

Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for
   Income taxes                              $2,852,134  $2,524,045  $2,282,560
   Interest                                        -           -         $1,528

See notes to consolidated financial statements.

                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
    Bowl America Incorporated is engaged in the operation of 21 bowling centers, with food and beverage service in each center. Twelve centers are located in metropolitan Washington D.C., two centers in metropolitan Baltimore, Maryland, one center in metropolitan Orlando, Florida, three centers in metropolitan Richmond, Virginia, and three centers in metropolitan Jacksonville, Florida. These 21 centers contain a total of 820 lanes.

Principles of Consolidation
    The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiary corporations. All significant inter-company items have been eliminated in the consolidated financial statements.

Fiscal Year
    The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 2001 ended July 1, 2001, fiscal year 2000 ended July 2, 2000, and fiscal year 1999 ended June 27, 1999. Fiscal years 2001 and 1999 each consisted of 52 weeks. Fiscal year 2000 consisted of 53 weeks.

Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
     The Company records revenue for fees charged for use of bowling lanes and other facilities at the time the services are provided. Food, beverage and merchandise sales are recorded as revenue at the time the product is given to the customer.

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

Fair Value of Financial Instruments
    The fair value of short-term investments and the noncurrent marketable security portfolio is disclosed in Note 3.

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

Earnings Per Share
    Earnings per share basic and diluted, have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,222,876, 5,587,892 and 6,026,032, respectively, and have been adjusted to reflect both the 5% stock dividend distributed on July 26, 2001 and the 5% stock dividend distributed on July 26, 2000.

Comprehensive Earnings
    In accordance with SFAS No. 130, "Reporting Comprehensive Income", a consolidated statement of comprehensive earnings reflecting the aggregation of net earnings and unrealized gain or loss on available-for-sale securities, the Company's principal components of other comprehensive earnings, has been presented for each of the three years in the period ended July 1, 2001.

Cash and Cash Equivalents
    For purposes of the Consolidated Statements of Cash Flows, the Company considers money market funds, certificates of deposits, repurchase agreements and treasury securities with original maturities of three months or less to be cash equivalents.

New Accounting Pronouncements
    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. In May 1999, SFAS No. 137, was issued to defer the implementation of SFAS No. 133 for one year. SFAS No. 133 establishes standards for the accounting and reporting of derivative instruments and hedging activities and requires that all derivative financial instruments, including certain derivative instruments embedded in other contracts, be measured at fair value and recognized as assets or liabilities in the financial statements. This statement is to be effective for all annual and interim periods beginning after June 15, 2000. The adoption of SFAS No.133 did not have a material effect on the consolidated financial position or results of operations of the Company.
    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The adoption of SAB 101 did not have a material effect on the Company's consolidated financial position or results of operations in fiscal year 2001.

2.  CASH AND CASH EQUIVALENTS
    Cash and cash equivalents consisted of the following:

                                               July 1,         July 2,
                                                2001            2000
     Demand deposits and cash on hand       $  473,010      $  462,807
     Money market funds                        484,410         378,435
     Repurchase agreements                     381,000         682,000
                                              ________       _________
                                            $1,338,420      $1,523,242

3.  INVESTMENTS
    Short-term investments consist of certificates of deposits, U.S. Treasury securities and a mutual fund which invests in mortgage backed securities (maturities of generally three months to one year). At July 1, 2001, the fair value of short-term investments was $6,236,665 with an unrealized gain of $78,543. At July 2, 2000, the cost of all short-term investments approximated fair value. Non-current investments are marketable equity securities which consist primarily of ten telecommunications stocks. The Company has classified all readily marketable debt and equity securities as available-for-sale. These available-for-sale securities are carried at fair value in accordance with the provisions of SFAS No. 115.


     The following table summarizes the cost and approximate fair values of equity securities available-for-sale as of July 1, 2001, and July 2, 2000 as follows:

                                   Original      Unrealized        Fair
                                     Cost           Gain          Value
July 1, 2001
Securities available-for-sale      $857,782      $5,359,146      $6,216,928

July 2, 2000
Securities available-for-sale      $857,782      $8,310,664      $9,168,446


     This portfolio includes the following telecommunications stocks:

     16,835 shares of AT & T Wireless
      3,946 shares of Alltel
     18,784 shares of Verizon
     27,572 shares of Bell South
      8,028 shares of Lucent Technologies
      9,969 shares of Qwest
     45,580 shares of SBC Communications
     32,000 shares of Sprint Fon
     16,000 shares of Sprint PCS
     13,560 shares of Vodafone

    In the year ended July 1, 2001, proceeds from the sale of available-for-sale securities was $2,072,112 with a corresponding gross realized gain of $290,951 recorded as interest and dividend income. There were no sales of available-for-sale securities in the years ended July 2, 2000, and June 27, 1999.

4.  PROPERTY, PLANT, AND EQUIPMENT
    Property, plant, and equipment, as cost, consist of the following:

                                               July 1,        July 2,
                                                2001           2000
Bowling lanes and equipment                 $17,951,732     $17,778,725
Amusement games                                 934,716         758,990
Buildings and building improvements          18,963,527      17,415,875
Leasehold improvements                          522,101         866,707
Land                                          8,800,728       7,698,228
Bowling lanes and equipment not yet in use      503,989         265,957
                                             __________      __________
                                             47,676,793      44,784,482
Less accumulated depreciation and
  amortization                               26,598,008      25,416,493
                                             __________      __________
                                            $21,078,785     $19,367,989

Depreciation and amortization expense for Property, Plant and Equipment for fiscal years 2001, 2000, and 1999 was $1,940,368, $2,099,928, and
$2,268,267 respectively.

5.  COMMITMENTS AND CONTINGENCIES
Lease Commitments
    The Company and its subsidiaries are obligated under long-term real estate lease agreements for five bowling centers. Certain of the Company's real estate leases provide for additional annual rents based upon total gross revenues and increases in real estate taxes and insurance. Generally, the leases contain renewal options ranging from 5 to 10 years.
     At July 1, 2001, the minimum fixed rental commitments related to all noncancelable leases, were as follows:

           Year Ending
           2002                                       $329,509
           2003                                        289,756
           2004                                        289,756
           2005                                        289,756
           2006                                        289,756
           Thereafter                                2,066,811
                                                     _________
           Total minimum lease payments             $3,555,344

    Net rental expense was as follows:
                                            For the Years Ended
                                           2001      2000      1999
Minimum rental under operating leases    $366,097  $421,515  $453,166
Excess percentage rentals                  89,807   125,612   124,587
                                          _______   _______   _______
                                         $455,904  $547,127  $577,753

6.  STOCKHOLDERS' EQUITY
    The Class A shares have one vote per share voting power. The Class B shares may vote ten votes per share and are convertible to Class A shares at the option of the stockholder.
    The Company distributed a 5% stock dividend on July 26, 2000, where
Class A and Class B stockholders received one share of common stock for each twenty shares of Class A and Class B common stock held as of the date of record.

7.  PROFIT-SHARING AND ESOP PLAN
    The Company has a profit-sharing plan which, generally, covers all individ-uals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended July 1, 2001, July 2, 2000, and June 27, 1999, contributions in the amount of $160,000, $170,000, and $137,500, respectively, were charged to operations.
    Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. Prior to fiscal year 1995, the contributions were allocated to participants based on compensation and years of service. Since fiscal year 1995 contributions are allocated based on compensation only in order to comply with Internal Revenue Service code requirements. The Company's contributions to the Plan for fiscal years 2001, 2000, and 1999 were $165,100, $178,080, and $137,500, respectively.

9.  INCOME TAXES
    The significant components of the Company's deferred tax assets and liabil-ities were as follows:
                                                July 1,          July 2,
                                                 2001             2000
         Deferred tax assets:
            Other                                70,000           67,000
                                              _________        _________
         Total deferred tax assets               70,000           67,000
         Deferred tax liabilities:
            Property, plant and equipment       422,000          557,000
            Unrealized gain on available-
              for-sale securities             2,010,000        3,064,000
            Prepaid expenses                     69,000           90,000
            Other                                57,000           57,000
                                              _________        _________
         Total deferred tax liabilities       2,558,000        3,768,000
                                              _________        _________
         Net deferred income taxes           $2,488,000       $3,701,000

    Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

                                 For the Years Ended
                                       2001     %          2000     %          1999    %
Taxes computed at statutory rate  $2,016,000  34.0%   $2,235,000  34.0%   $1,781,000  34.0%
State income taxes, net of Federal
 income tax benefit                   85,000   1.4       162,000  2.47       156,000   3.0
Dividends received exclusion         (37,000)  (.62)     (33,000) (.51)      (32,000) (0.6)
All other-net                         (4,000)  (.07)      (3,000) (.05)       (3,000) (.07)
                                   _________  ____     _________  ____     _________  ____
                                  $2,060,000  34.7%   $2,361,000  35.9%   $1,902,000  36.3%

9.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following summary represents the results of operations for each of the quarters in fiscal years 2001 and 2000 (dollars in thousands, except for earnings per share):

                                              Earnings
                         Operating Operating   Before              Earnings
                         Revenues   Income    Income      Net        Per
                                               Taxes    Earnings    Share
2001
July 1, 2001              $6,319     $  203    $  476    $  374      $.07
April 1, 2001              9,113      2,525     2,712     1,738       .34
December 31, 2000          7,575      1,631     1,805     1,157       .22
October 1, 2000            6,394        534       935       599       .11

2000
July 2, 2000              $6,879     $1,212    $1,443    $  918      $.16
March 26, 2000             8,682      2,610     2,823     1,807       .33
December 26, 1999          7,374      1,599     1,776     1,141       .20
September 26, 1999         5,967        330       532       347       .06

Per share amounts have been adjusted to reflect both the 5% stock dividend distributed on July 26, 2001 and the 5% stock dividend distributed on July 26, 2000.

10.  Subsequent Events
     The Company declared a 5% stock dividend distributed on July 26, 2001, where Class A and Class B stockholders received one share of common stock for each twenty shares of Class A and Class B common stock held as of the date of record. All prior years earnings per share amounts have been restated to reflect the impact of this transaction.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bowl America Incorporated
Alexandria, Virginia

    We have audited the accompanying consolidated balance sheets of Bowl America Incorporated and subsidiaries as of July 1, 2001 and July 2, 2000, and the related consolidated statements of earnings and comprehensive earnings, stockholders' equity and cash flows for each of the three years in the period ended July 1, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bowl America Incorporated and subsidiaries as of July 1, 2001 and July 2, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 1, 2001, in conformity with accounting principles generally accepted in the United States of America.



Deloitte and Touche LLP
McLean, Virginia
August 31, 2001